Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

HOME PRODUCTS INTERNATIONAL, INC.

at

$2.25 Net Per Share

by

STORAGE ACQUISITION COMPANY, L.L.C.

a Delaware limited liability company, the members of which are:

EGI-Fund (02-04) Investors, L.L.C.,

Mr. Joseph Gantz,
Walnut Investment Partners, L.P. and
Triyar Storage Investment Company, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 13, 2004, UNLESS THE OFFER IS EXTENDED.

      The Offer (as defined herein) is being made pursuant to an Acquisition Agreement, dated as of October 28, 2004 (the “Acquisition Agreement”) between Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), and Home Products International, Inc., a Delaware corporation (the “Company”). The board of directors of the Company (the “Board”), upon the unanimous recommendation of a special committee of the Board comprised of all the non-employee members of the Board (the “Special Committee”), has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, has determined that the terms and conditions of the Offer are fair to, and in the best interest of, the Company’s stockholders (the “Stockholders”), and recommends that the Stockholders accept the Offer and tender their Shares (as defined herein) pursuant thereto.

      The Offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the expiration of the Offer, that number of Shares that would constitute at least eighty percent (80%) of the Shares outstanding immediately prior to the first acceptance for payment of Shares tendered pursuant to the Offer (the “Share Acceptance”) and not held by any member of the Filing Group (as defined herein) (determined on a primary basis, without giving effect to the exercise or conversion of any then-outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, Shares). The Offer is also subject to other terms and conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition. See Section 14, “Conditions of the Offer.”

      The Acquisition Agreement does not provide for any transaction (such as a merger or stock split) to follow the consummation of the Offer, and Purchaser has no current intent or plan to conduct any transaction as a result of which any Shares not purchased in the Offer would be acquired, at the Offer Price (as defined herein) or otherwise. Accordingly, Stockholders whose Shares are not acquired in the Offer will, if the Offer is consummated, retain their Shares and continue to be Stockholders in the Company, which will be controlled by Purchaser and whose Board will consist entirely of Purchaser’s designees (a majority of whom will be named by Mr. Joseph Gantz, who is a member of the offeror group listed above). Following the consummation of the Offer, Purchaser intends to cause the Company, if eligible, to deregister the Shares with the Securities and Exchange Commission and, in any event, voluntarily to delist from the NASDAQ SmallCap Market, with the result, among other things, of substantially decreasing the liquidity of the Shares.

IMPORTANT

      Any Stockholder desiring to tender all or a portion of such Stockholder’s Shares must:

1.	for Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	contact the broker, dealer, bank, trust company or other nominee and request that the broker, dealer, bank, trust company or other nominee tender the Shares to Purchaser before the expiration of the Offer.

2.	for Shares that are registered in such Stockholder’s name and held in book entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined herein);

•	if using the Letter of Transmittal, have such Stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Mellon Investor Services LLC, the Depositary; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	for Shares that are registered in such Stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have such Stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3, “Procedures for Tendering Shares,” of this Offer to Purchase are followed.

NOVEMBER 12, 2004

SUMMARY TERM SHEET

      We are offering to purchase all of the outstanding Shares of the Company at a price of $2.25 per Share, without interest thereon, net to the seller in cash. The following are some of the questions that you, as a Stockholder, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

      Our name is Storage Acquisition Company, L.L.C. We are a Delaware limited liability company formed for the purpose of making a tender offer for all of the Shares and have carried on no activities other than in connection with the Acquisition Agreement between us and the Company. We are being funded by our members, which include several investment funds that have substantial committed equity. See the “Introduction” to this Offer to Purchase and Section 9, “Certain Information Concerning Purchaser.”

What are the classes and amounts of securities sought in the Offer?

      We are seeking to purchase all of the outstanding shares of common stock of the Company. See the “Introduction” to this Offer to Purchase and Section 1, “Terms of the Offer.”

How much are you offering to pay? What is the form of payment?

      We are offering to pay $2.25 per Share, net to you, without interest, in cash. See the “Introduction” to this Offer to Purchase and Section 1, “Terms of the Offer.”

What does the board of directors of the Company think of the Offer?

      We are making the Offer pursuant to the Acquisition Agreement between us and the Company. The Board, upon the unanimous recommendation of the Special Committee, has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, has determined that the terms and conditions of the Offer are fair to, and in the best interest of, the Stockholders, and recommends that the Stockholders accept the Offer and tender their Shares to us. See the “Introduction” to this Offer to Purchase.

What is the status of the merger agreement between the Company and JRT Acquisition, Inc., a company formed by James R. Tennant, the Company’s chief executive officer and chairman of the Company’s board of directors?

      Before the Company entered into the Acquisition Agreement with us, the Company and JRT Acquisition, Inc., or “JRT,” a company formed by the Company’s CEO, James R. Tennant, terminated their June 2, 2004 merger agreement, under which JRT proposed to acquire the Company for $1.50 per Share.

Will I have to pay any fees or commissions if I tender my Shares?

      If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 3, “Procedures for Tendering Shares.”

Do you have the financial resources to make payment?

      Yes. We have sufficient funds available to purchase all Shares validly tendered and not withdrawn in the Offer. The Offer is not conditioned on any financing arrangements. See Section 10, “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

      Unless the Offer is extended, you will have until 5:00 p.m., New York City time, on Monday December 13, 2004, to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1, “Terms of the Offer,” and Section 3, “Procedures for Tendering Shares.”

Will the Offer be extended and under what circumstances?

      We have agreed in the Acquisition Agreement that:

•	We will extend the Offer for the shortest time periods that we reasonably believe are necessary, in one or more such periods, if any, to satisfy one or more of the specified conditions to the Offer that have not been satisfied, until such condition or conditions have been satisfied, subject to an outside date of March 31, 2005, after which either we or the Company may terminate the Acquisition Agreement.

•	If less than 85% of the Shares outstanding (on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into Shares) and not held by any member of the Filing Group have been tendered and not withdrawn at the time the Offer expires, we may, without the Company’s consent, extend the Offer for up to 10 business days.

•	We may also provide for a subsequent offering period of up to 10 business days after we have first accepted for payment Shares tendered pursuant to the Offer, which we call the “Share Acceptance.” A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered (because we would have already accepted those Shares for payment). You also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

      For more details on our ability to extend the Offer, see Section 1, “Terms of the Offer.”

How will I be notified if the Offer is extended?

      If we extend the Offer, we will inform Mellon Investor Services LLC, the Depositary for the Offer, of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1, “Terms of the Offer.”

What are the most significant conditions to the Offer?

      We are not obligated to purchase any Shares that are validly tendered unless the number of Shares validly tendered and not withdrawn before the expiration date of the Offer represents at least 80% of the Shares outstanding (on a primary basis, without giving effect to the exercise or conversion of any then-outstanding options, warrants or other rights to acquire, or securities convertible into or exercisable for, Shares) immediately prior to the Share Acceptance and not held by any member of the Filing Group. We call this condition the “Minimum Tender Condition.”

      The Offer is also subject to a number of other conditions. We can waive the conditions to the Offer in our sole discretion, except that we cannot waive the Minimum Tender Condition without the prior written consent of the Company, authorized by the Special Committee, where the effect of such waiver would be to entitle us to accept for payment pursuant to the Offer a number of Shares that would result in us beneficially owning (including Shares held by any member of the Filing Group) less than 70% of the outstanding Shares (determined on a fully diluted basis, giving effect to the exercise or conversion of any then-outstanding options, warrants or other rights to acquire, or securities convertible into or exercisable for, Shares). See Section 1, “Terms of the Offer,” and Section 14, “Conditions of the Offer.”

      Other conditions to the Offer include, without limitation:

•	the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court or a statute, law, ordinance, rule or regulation preventing the consummation of the Offer, or preventing Purchaser from owning the shares of the Company or from operating any material part of the business of the Company;

•	the absence of any pending or threatened suit, action or proceeding asserted by any Governmental Entity (as defined herein) challenging or seeking to restrain or prohibit consummation of the Offer;

•	the representations and warranties of the Company set forth in the Acquisition Agreement remaining true and correct in all material respects, except to the extent that they relate to an earlier date; and

•	the absence of any pending suit, action or proceeding that advances non-frivolous claims against Purchaser, the Company or any of its subsidiaries that seeks any equitable relief, which, if successful, would prevent:

-	the consummation of the Offer,

-	Purchaser from owning Shares, or

-	Purchaser from operating any material part of the business of the Company.

How do I tender my Shares?

      To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal, to Mellon Investor Services LLC, the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company. If you cannot get all required documents to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange trading days. However, the Depositary must receive the missing items within that three trading day period. See Section 3, “Procedures for Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

      You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by January 10, 2005, you can withdraw them at any time after such date until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period if we elect to establish one. See Section 1, “Terms of the Offer.”

How do I withdraw previously tendered Shares?

      To withdraw Shares that have been tendered you must deliver a written or facsimile transmission notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4, “Withdrawal Rights.”

Have any Stockholders agreed to tender their Shares?

      No Stockholders (other than certain Stockholders who are members of the Filing Group and who own a total of 664,000 Shares) have contractually agreed to tender their Shares pursuant to the Offer, although the Company has stated in its Schedule 14D-9 that, after reasonable inquiry, to the knowledge of the Company each of its directors and executive officers currently intends to tender all of their Shares pursuant to the Offer, representing in total approximately 7.7% of the outstanding Shares.

If the Offer is completed and I decide not to tender, how will my Shares be affected?

      The Acquisition Agreement provides for us to make the Offer but does not provide for any subsequent, or “second step,” transaction (such as a merger or stock split) in which we would acquire all the Shares we do not own when the Offer has been completed. If we were to engage in any such transaction within the first year after the Offer is completed, then the Acquisition Agreement requires us to pay at least $2.25 per Share (or equivalent per successor security if the Company has been recapitalized). However, we have no current intent or plan to conduct any such transaction.

      Accordingly, if we complete the Offer and do not purchase your Shares, you will remain a Stockholder of the Company, which will be controlled by us. In that regard, you should note that:

•	The current Board will be entirely replaced by our designees, a majority of whom will be named by Joseph Gantz, a former director of the Company who is a member of the Filing Group (and is a “permitted holder” under the Company’s indenture governing its 9 5/8% notes due 2008, which will remain outstanding). We will own sufficient Shares to assure that the individuals we designate (including those named by Mr. Gantz) are elected as the only directors at every election of directors.

•	If the Company, which has told us that it currently has less than 300 stockholders of record, remains below the 300 record stockholder level after the Offer is completed and is therefore eligible to deregister the Shares with the Securities and Exchange Commission, we intend to cause it to deregister. This will result in the Company ceasing to be required to comply with the SEC and Sarbanes-Oxley Act of 2002 rules relating to publicly-held companies (although the indenture will require that the Company voluntarily file with the SEC the same kind of financial and other information that it currently files).

•	Whether or not the Company is eligible to deregister with the SEC, after the Offer has been completed we intend to cause it voluntarily to delist its Shares from the NASDAQ SmallCap Market. As a result, the Shares will no longer be quoted and traded on NASDAQ, there may not be any public trading market for your Shares, and the NASDAQ corporate governance requirements will not apply to the Company.

•	The Company has never paid dividends on the Shares and will be substantially restricted in its ability to pay dividends under the terms of the indenture and its credit agreement with its senior lenders.

      See Section 7, “Effect of the Offer on Market for the Shares; Stock Market Quotation; Exchange Act Registration,” and Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights.”

Will there be appraisal rights in connection with the Offer?

      No. There are no appraisal rights in connection with the Offer. There is also no other transaction currently provided for or contemplated by the Acquisition Agreement or otherwise that would result in appraisal rights. See Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights.”

What is the market value of my Shares as of a recent date?

      On October 27, 2004, the last trading day before we announced the signing of the Acquisition Agreement, the closing price of the Shares reported on NASDAQ was $2.16 per Share. On November 11, 2004, the closing price of Home Products’ common stock reported on NASDAQ was $2.21. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6, “Price Range of Shares; Dividends.”

What are certain United States federal income tax consequences of tendering Shares?

      The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a Stockholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. If the Shares sold constitute capital assets in the hands of the Stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5, “Certain Federal Income Tax Consequences of the Offer.”

How will stock options be treated in the Offer?

      Holders of Eligible Options who have entered into an option cancellation agreement with the Company prior to the Share Acceptance will be entitled to receive a cash payment for their Eligible Options from the Company promptly after the Share Acceptance. Eligible Options are outstanding options with an exercise price less than the Offer Price. The cash payment with respect to each Share underlying an Eligible Option will be equal to the difference between the Offer Price and the exercise price of the Eligible Option, net of any required withholding taxes. To fund such cash payments, the Company will substantially concurrently sell to Purchaser a number of Shares equal to the quotient obtained by dividing (x) the aggregate amount of such payments made to option holders of the Company, by (y) the Offer Price. The Company has advised Purchaser that, as of the date of the Acquisition Agreement, there were options outstanding to purchase a total of 864,216 Shares. Upon the Share Acceptance, any unvested portions of these options will become fully vested, and, assuming such accelerated vesting, there will be outstanding Eligible Options to purchase 490,516 Shares. If the holders of all of the Eligible Options were each to enter into an option cancellation agreement, the Company would sell approximately an additional 105,426 Shares to Purchaser, in addition to the Shares that Purchaser would own as a result of the Offer, and Stockholders who do not participate in the Offer would be subject to additional dilution as a result of such sale of Shares.

      Holders of vested and exercisable stock options may also exercise their options and tender the underlying Shares pursuant to the Offer. Any options not exercised or cancelled in connection with the Offer will remain exercisable for Shares in accordance with their terms following the consummation of the Offer.

To whom may I speak if I have questions about the Offer?

      You may call the information agent for the Offer, MacKenzie Partners, Inc., at (800) 322-2885 (toll free). See the back cover of this Offer to Purchase.

TO THE HOLDERS OF SHARES OF COMMON STOCK OF HOME PRODUCTS INTERNATIONAL, INC.:

INTRODUCTION

      Storage Acquisition Company, L.L.C., a Delaware limited liability company (“Purchaser”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares, which term includes the associated share purchase rights issued under the Rights Agreement dated as of May 21, 1997, as amended (the “Rights Agreement”), between Home Products International, Inc. and Mellon Investor Services LLC, f/k/a ChaseMellon Shareholder Services L.L.C. as Rights Agent), of Home Products International, Inc., a Delaware corporation (the “Company”), at a price of $2.25 per Share, without interest thereon, net to the seller in cash (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the enclosed letter of transmittal (the “Letter of Transmittal”) (which, as may be amended and supplemented from time to time, together constitute the “Offer”).

      The Offer is being made pursuant to an acquisition agreement, dated as of October 28, 2004, between the Company and Purchaser (the “Acquisition Agreement”). The Acquisition Agreement is more fully described in Section 11, “Background of the Offer; Contacts with the Company; The Acquisition Agreement.”

      The purpose of the Offer is for Purchaser to acquire a controlling equity interest in the Company. Purchaser is offering to buy all Shares not currently owned by the Filing Group (defined below) (members of the Filing Group currently own approximately 8% of the outstanding Shares). “Filing Group” is defined as the group that has filed a Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as to which Purchaser or any of its members is a signatory.

      The Offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the expiration of the Offer, that number of Shares that would constitute at least eighty percent (80%) of the Shares outstanding immediately prior to the first acceptance for payment of Shares tendered pursuant to the Offer (the “Share Acceptance”) and not held by any member of the Filing Group (determined on a primary basis, without giving effect to the exercise or conversion of any then-outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, Shares) (the “Minimum Tender Condition”). Based on the number of Shares anticipated to be outstanding as of the Expiration Date (assuming no exercise of currently outstanding and exercisable options or warrants) and the number of Shares currently owned by the Filing Group, Purchaser would need to purchase at least 5,665,956 Shares to satisfy the Minimum Tender Condition. The Offer is also subject to other terms and conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition. See Section 14, “Conditions of the Offer.”

      While it is possible that less than all Shares will be tendered, the purpose of the Minimum Tender Condition is to assure that Purchaser will own a substantial controlling interest in the Company. Certain Stockholders who are members of the Filing Group have contractually agreed to tender 664,000 Shares pursuant to the Offer, but these Shares will not be taken into account in determining whether the Minimum Tender Condition has been satisfied. When the Offer is complete, assuming the Minimum Tender Condition has not been waived to the extent permitted by the Acquisition Agreement, Purchaser will hold at least approximately 82% of the outstanding Shares. In addition, under the Acquisition Agreement the Company’s board of directors (the “Board”) will consist entirely of Purchaser’s designees (a majority of whom will be named by Joseph Gantz, a former director of the Company and a member of the offeror group listed on the cover page of this Offer to Purchase (the “Offeror Group”)) once the Offer is complete.

      No dissenters’ rights are available in connection with the Offer. See Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights.”

      The Board, upon the unanimous recommendation of a special committee of the Board comprised of all the non-employee members of the Board (the “Special Committee”), has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer (the “Transactions”), has determined that the terms and conditions of the Offer are fair to, and in the best interest of, the Stockholders, and recommends that the Stockholders accept the Offer and tender their Shares pursuant thereto.

      The Acquisition Agreement does not provide for any transaction (such as a merger or stock split) to follow the consummation of the Offer, and Purchaser has no current intent or plan to conduct any transaction as a result of which any Shares not purchased in the Offer would be acquired, at the Offer Price or otherwise. Accordingly, Stockholders whose Shares are not acquired in the Offer will, if the Offer is consummated, retain their Shares and continue to be Stockholders in the Company, which will be controlled by Purchaser and whose Board will consist entirely of Purchaser’s designees (a majority of whom will be named by Mr. Joseph Gantz, who is a member of the Offeror Group). See Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights.” Following the consummation of the Offer, Purchaser intends to cause the Company, if eligible, to deregister the Shares with the Securities and Exchange Commission and, in any event, voluntarily to delist from the NASDAQ SmallCap Market, with the result, among other things, of substantially decreasing the liquidity of the Shares. See Section 7, “Effect of the Offer on Market for the Shares; Stock Market Quotation; Exchange Act Registration.”

      The Company has advised Purchaser that Mesirow Financial, Inc., the Company’s financial advisor (“Mesirow”), has delivered to the Special Committee its written opinion, dated October 28, 2004, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the Stockholders in the Offer is fair, from a financial point of view, to the Stockholders. A copy of the written opinion of Mesirow is contained in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (“SEC”) in connection with the Offer, a copy of which is being furnished to the Stockholders concurrently with this Offer to Purchase. Stockholders are urged to read the Schedule 14D-9, as well as the full text of Mesirow’s written opinion, carefully.

      Subject to the terms of the Acquisition Agreement, Purchaser is required to extend the Offer for the shortest time periods that Purchaser reasonably believes are necessary, in one or more such periods, if any, to satisfy one or more of the specified conditions to the Offer that have not been satisfied, until such condition or conditions have been satisfied, subject to an outside date of March 31, 2005, after which either party to the Acquisition Agreement may terminate the agreement, unless the failure of the Share Acceptance to occur by that date is the result of a material breach of the Acquisition Agreement by the party seeking to terminate. If less than 85% of the Shares outstanding (on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into Shares) and not held by any member of the Filing Group have been tendered and not withdrawn at the time the Offer expires, Purchaser may, without the Company’s consent, extend the Offer for up to 10 business days. Purchaser may also provide for a subsequent offering period of up to 10 business days after the Share Acceptance. If there is a subsequent offering period, all Shares tendered will be immediately accepted for payment and paid for as they are tendered. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered or any Shares that are tendered during the subsequent offering period. See Section 1, “Terms of the Offer.”

      Holders of outstanding options with an exercise price less than the Offer Price (the “Eligible Options”) who have entered into an option cancellation agreement with the Company prior to the Share Acceptance will be entitled to receive a cash payment for their Eligible Options from the Company promptly after the Share Acceptance. The cash payment with respect to each Share underlying an Eligible Option will be equal to the difference between the Offer Price and the exercise price of the Eligible Option, net of any required withholding taxes. To fund such cash payments, the Company will substantially concurrently sell to Purchaser a number of Shares equal to the quotient obtained by dividing (x) the aggregate amount of such payments made to option holders of the Company, by (y) $2.25. The Company has advised Purchaser that, as of the date of the Acquisition Agreement, there were options outstanding to purchase a total of 864,216 Shares. Upon the Share Acceptance, any unvested portions of these options will become fully vested, and, assuming such accelerated vesting, there will be outstanding Eligible Options to purchase 490,516 Shares. If the holders of all of the Eligible Options were each to enter into an option cancellation agreement, the Company would sell approximately an additional 105,426 Shares to Purchaser, in addition to the Shares that Purchaser would own as a result of the Offer, and Stockholders who do not participate in the Offer would be subject to additional dilution as a result of such sale of Shares. Any options not exercised or cancelled in connection with the Offer will remain exercisable for Shares in accordance with their terms following the consummation of the Offer.

      Tendering Stockholders who tender Shares directly will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering Stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 28% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of Mellon Investor Services LLC, as Depositary (the “Depositary”), and MacKenzie Partners, Inc., as Information Agent (the “Information Agent”), in connection with the Offer. See Section 16, “Fees and Expenses.”

      This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

      1.     Terms of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4 hereof. The term “Expiration Date” means 5:00 p.m., New York City time, on December 13, 2004, unless and until Purchaser, in accordance with the terms of the Acquisition Agreement, extends the period for which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended, expires.

      Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Acquisition Agreement), at any time, (i) not to accept for payment or pay for, and may delay the acceptance of payment of or the payment for, any tendered Shares if any of the conditions referred to in Section 14, “Conditions of the Offer,” have not been satisfied or upon the occurrence of any of the events specified in Section 15, “Certain Legal Matters and Regulatory Approvals,” and (ii) to waive any condition of the Offer that it is permitted to waive without the consent of the Company, in each case, by giving oral or written notice of such delay or waiver to the Depositary and by making a public announcement thereof.

      Purchaser also expressly reserves the right to modify the terms of the Offer, except that, without the prior written consent of the Company, authorized by the Special Committee, no change in the Offer may be made that decreases the Offer Price, reduces (except as permitted by the Acquisition Agreement) the number of Shares sought in the Offer, or changes the conditions to the Offer set forth below under Section 14, “Conditions of the Offer.”

      Notwithstanding the foregoing, and subject to the terms of the Acquisition Agreement, Purchaser will extend the Offer for the shortest time periods that Purchaser reasonably believes are necessary, in one or more such periods, if any, to satisfy one or more of the specified conditions to the Offer that have not been satisfied, until such condition or conditions have been satisfied, subject to an outside date of March 31, 2005, after which either party to the Acquisition Agreement may terminate the agreement, unless the failure of the Share Acceptance to occur by that date is the result of a material breach of the Acquisition Agreement by the party seeking to terminate. If less than 85% of the Shares outstanding (on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into Shares) and not held by any member of the Filing Group have been tendered and not withdrawn at the time the Offer expires, Purchaser may, without the Company’s consent, extend the Offer for up to 10 business days. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw such Stockholder’s Shares. See Section 4, “Withdrawal Rights.” Purchaser may also provide for a subsequent offering period of up to 10 business days after the Share Acceptance. If there is a subsequent offering period, all Shares tendered will be immediately accepted for payment and paid for as they are tendered. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered, nor any of the Shares that are tendered during the subsequent offering period.

      Oral or written notice of any extension of the Expiration Date or the provision of a subsequent offering period would be given to the Depositary and a public announcement would be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, which announcement will include a statement as to the results of the Offer as of the date of the extension. Subject to applicable laws (including Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act), which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such change, and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

      If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will disseminate additional tender offer materials and information and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act.

      If, prior to the Expiration Date, Purchaser should increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all Stockholders whose Shares are accepted for payment pursuant to the Offer and if, at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such 10-business-day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

      Holders of vested and exercisable stock options may also exercise their options and tender the underlying Shares pursuant to the Offer. For a discussion of the manner in which options are treated under the Acquisition Agreement, see the “Introduction” to this Offer to Purchase.

      The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer to Purchase, the Letter of Transmittal and the Schedule 14D-9 will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

      2.     Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered prior to the Expiration Date and not withdrawn, as soon as practicable after the Expiration Date, provided that the Offer has not been terminated by such date. If there is a subsequent offering period, all Shares tendered prior to the Expiration Date will be immediately accepted for payment and promptly paid for following the Expiration Date and all Shares tendered during the subsequent offering period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a photocopy thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Tendering Stockholders may, therefore, be paid at different times depending on when Certificates or Book-Entry Confirmations are received.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary, as agent for the tendering Stockholders, of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment. For purposes of the Offer, the per Share consideration paid to any holder of any Share will be the highest per Share consideration paid to any other holder of any Share in the Offer.

      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

      Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

      3.     Procedures for Tendering Shares. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a photocopy thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its respective addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering Stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date, or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures described below.

      No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

      Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a photocopy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

      Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a photocopy thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Purchaser, proper evidence satisfactory to Purchaser of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such Stockholder’s Shares are not immediately available or such Stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such Stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii)	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a photocopy thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the New York Stock Exchange is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

      The method of delivery of Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering Stockholders, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any particular Shares or any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders (except, in the case of the Minimum Tender Condition, as prohibited by the Acquisition Agreement without the Company’s consent). No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Other Requirements. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Certificates evidencing such Shares or a timely Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, (ii) the Letter of Transmittal (or a photocopy thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

      Tender Constitutes an Agreement. The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above (and only such acceptance) will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

      Backup Withholding. To prevent backup federal income tax withholding with respect to payments made pursuant to the Offer, each Stockholder must provide the Depositary with such Stockholder’s correct Taxpayer Identification Number and certify that such Stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a Stockholder, the Depositary is required to withhold 28% of any payments made to such Stockholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service. See Instruction 8 of the Letter of Transmittal. Non-United States

holders must submit a completed Form W-8BEN (in lieu of a Substitute Form W-9) or other appropriate Form W-8 to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

      4.     Withdrawal Rights. Tenders of the Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 10, 2005. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares or must otherwise comply with the Book-Entry Transfer Facility’s procedures.

      Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in Section 3, “Procedures for Tendering Shares,” at any time prior to the Expiration Date or during a subsequent offering period if one is provided.

      No withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered and accepted for payment.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      5.     Certain Federal Income Tax Consequences of the Offer. The following is a general summary of certain U.S. federal income tax consequences of the Offer relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer (a “Holder”). The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular Holders in light of their individual investment circumstances, such as Holders who do not hold the Shares as “capital assets” within the meaning of Section 1221 of the Code, Holders who acquired their Shares through the exercise of options or otherwise as compensation, or Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, and tax-exempt organizations). In addition, this discussion does not address state, local or foreign tax consequences. Because individual circumstances may differ, each Holder of Shares is urged to consult that Holder’s tax advisor regarding the specific U.S. federal, state, local and foreign income and other tax consequences of the Offer.

      The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold or converted and such Holder’s adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If the

Shares then exchanged have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income.

      A Holder (other than certain exempt Holders including, among others, corporations and certain foreign individuals and entities) that tenders Shares may be subject to backup federal income tax withholding unless the Holder provides its taxpayer identification number, or unless an exemption applies. If backup withholding applies to a Holder, the Depositary is required to withhold 28% from payments to such Holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the Holder upon filing an income tax return.

      6.     Price Range of Shares; Dividends. As of the date hereof, the Shares are listed on the NASDAQ Stock Market’s SmallCap Market under the ticker symbol “HOMZ.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares as quoted on the NASDAQ SmallCap Market as reported in published financial sources:

Fiscal Year	High	Low

Fiscal Year ended December 28, 2002:
First Quarter	$4.19	$1.90
Second Quarter	$5.45	$3.31
Third Quarter	$4.75	$2.98
Fourth Quarter	$4.75	$2.52
Fiscal Year ending December 27, 2003:
First Quarter	$5.03	$2.25
Second Quarter	$3.13	$2.00
Third Quarter	$2.43	$1.20
Fourth Quarter	$1.91	$1.00
Current Fiscal Year (through November 1, 2004):
First Quarter	$1.60	$1.08
Second Quarter	$1.49	$1.17
Third Quarter	$2.00	$1.23
Fourth Quarter (through November 1, 2004):	$2.25	$1.59

      The Company has never declared or paid cash dividends on its Shares.

      On October 27, 2004, the last trading day before the Company announced that it had entered into the Acquisition Agreement, the closing price of the Shares reported on the NASDAQ SmallCap Market was $2.16 per Share. On November 11, 2004, the closing price of the Shares reported on the NASDAQ SmallCap Market was $2.21 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

      7.     Effect of the Offer on Market for the Shares, Stock Market Quotation; Exchange Act Registration.

      The Acquisition Agreement does not provide for any transaction (such as a merger or stock split) to follow the consummation of the Offer, and Purchaser has no current intention or plan to conduct any transaction as a result of which any Shares not purchased in the Offer would be acquired. Accordingly, in deciding whether to accept the Offer, Stockholders should pay particular attention to the following information as well as that contained in Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights,” in evaluating the effect on them as Stockholders of the Company should they decide not to tender their Shares and therefore remain minority Stockholders in the Company following the consummation of the Offer.

      Market for Shares. The Shares are currently quoted and traded on the NASDAQ SmallCap Market. Whether or not the Company is eligible to deregister the Shares with the SEC following the consummation of the Offer (see

“ — SEC Registration”), it is possible that, following the consummation of the Offer, the Shares would no longer meet NASDAQ’s published guidelines for continued quotation. However, whether or not the Shares meet NASDAQ’s published guidelines for continued quotation and trading, following the consummation of the Offer, Purchaser intends immediately to cause the Company voluntarily to delist the Shares, which it is entitled to do at any time and for any reason on specified notice to NASDAQ. As a result, the NASDAQ governance requirements that would be applicable to a “controlled company” (such as the requirement for an audit committee consisting of directors who meet NASDAQ’s independence requirements) will not apply to the Company.

      Following the discontinuation of the quotation and trading of the Shares on NASDAQ, it is unlikely that the Shares would be traded on the over-the-counter bulletin board, or that price quotations would be reported through any other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of Stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms and other factors, including whether or not the Company had terminated the registration of the Shares under the Exchange Act. Stockholders should assume that liquidity in the Shares will be substantially reduced after Offer is completed.

      SEC Registration. While the Company has advised Purchaser that it currently has less than 300 stockholders of record and is, therefore, eligible to terminate its status as a registrant with the SEC and cease complying with the reporting requirements of the Exchange Act, it has not done so in order to retain the quotation and trading of the Shares on the NASDAQ SmallCap Market. If, immediately following the consummation of the Offer, the number of stockholders of record of the Company remains below 300, as Purchaser anticipates, Purchaser intends to cause the Company immediately to make the appropriate filing with the SEC, to deregister the Shares under the Exchange Act. That filing will result in the immediate suspension of the Company’s obligation to continue filing certain reports and, 90 days later, the termination of the Company’s status as an SEC registrant for all purposes.

      The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to the Stockholders and to the SEC, and would make certain provisions of the Exchange Act no longer applicable to the Shares or the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with a stockholders’ meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 with respect to “going-private” transactions. The termination of the Company’s status as an SEC registrant would also render inapplicable to the Company the provisions of the Sarbanes-Oxley Act of 2002 that are currently applicable to it (except those that will apply to the filings discussed in the next sentence). Under the terms of the Company’s indenture governing its 9 5/8% Senior Subordinated Notes due 2008 (the “Indenture”), the Company would, however, nevertheless be required voluntarily to file the same annual, periodic and current reports that it is now required to file as an SEC registrant (such as annual reports on Form 10-K and quarterly reports on Form 10-Q) so long as the Indenture covenants remain in effect (the notes issued under the Indenture (the “Notes”) have a stated maturity date of May 14, 2008).

      Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. If the Shares are deregistered with the SEC and/or delisted with NASDAQ, the Shares would no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations, in which event the Shares could no longer be used as collateral for loans made by brokers.

      8.     Certain Information Concerning the Company.

      The information concerning the Company contained in this Offer to Purchase has been provided by the Company for inclusion herein.

      General. The Company is a Delaware corporation with its principal executive offices located at 4501 West 47th Street, Chicago, Illinois 60632. The Company’s telephone number is (773) 890-1010. The Company manufactures and markets a broad range of quality consumer houseware products, including laundry management products, general storage products, closet storage products, bathware products, kitchen storage products and juvenile products.

      Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and executive officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference room may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 and can be accessed electronically on the SEC’s website at http://www.sec.gov.

      Financial Information. Below is a summary of certain financial information with respect to the Company, excerpted from the information contained in the Company’s annual report on Form 10-K for the year ended December 27, 2003 (the “2003 10-K”) and quarterly report on Form 10-Q for the quarter ended September 25, 2004 (the “Third Quarter 10-Q”). More comprehensive financial and other information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents, and all the financial information and related notes contained in such reports and other documents, and should be read in conjunction with such financial information and related notes. The 2003 10-K and the Third Quarter 10-Q are incorporated in this Offer to Purchase by reference and such documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth above under “Available Information.”

HOME PRODUCTS INTERNATIONAL, INC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Thirty-Nine
	Weeks Ended
			Fiscal Year
	Sept. 25,	Sept. 27,
	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)

	(In thousands, except share data)
Statement of Operations Data:
Net sales	$183,615	$164,610	$233,602	$249,192	$249,721	$297,048	$294,297
Cost of goods sold	152,617	141,376	197,560	190,705	188,299	235,144	209,641
Special charges (income), net	—	—	—	(106)	(414)	1,920	8,589

Gross profit	30,998	23,234	36,042	58,593	61,836	59,984	76,067
Selling, general and administrative expenses	21,425	22,790	29,801	30,729	36,910	39,382	40,420
Amortization of intangible assets	372	378	503	505	3,190	5,350	5,425
Restructuring and other charges (income), net	—	—	(1,245)	(1,303)	(480)	10,482	5,966
Asset impairment charges	—	—	—	567	—	53,348	—
Other nonrecurring charges	—	—	—	—	—	—	445

Operating profit (loss)	9,201	66	6,983	28,095	22,216	(48,578)	23,811
Interest expense	(9,872)	(10,312)	(13,653)	(13,823)	(18,284)	(22,363)	(20,271)
Other income (expense), net	29	806	2,204	559	14,023	(467)	542

Earnings (loss) before income taxes	(642)	(9,440)	(4,466)	14,831	17,955	(71,408)	4,082
Income tax expense	(23)	(7,830)	(6,871)	(527)	(975)	(103)	(2,072)

Net earnings (loss)	$(665)	$(17,270)	$(11,337)	$14,304	$16,980	$(71,511)	$2,010

Earnings (loss) per common share — basic	$(0.08)	(2.17)	$(1.42)	$1.83	$2.24	$(9.77)	$0.27
Earnings (loss) per common share — diluted	$(0.08)	(2.17)	$(1.42)	$1.73	$2.19	$(9.77)	$0.26

			Fiscal Year-End
	Sept. 25,	Sept. 27,
	2004	2003	2003	2002	2001	2000	1999

	(In thousands)
Balance Sheet and Cash Flow Data:
Working capital	$22,781	$18,044	$19,714	$30,569	$9,010	$18,626	$33,012
Property, plant and equipment, net	32,140	33,908	32,812	37,189	42,631	55,881	67,258
Goodwill and other intangible assets, net	73,414	74,485	74,360	74,863	76,375	116,833	172,177
Total assets	187,316	183,373	180,275	203,518	187,343	265,652	343,906
Revolving line of credit and other current debt	11,779	158	9,969	158	158	6,558	5,571
Long-term obligations (net of current debt)	120,488	126,052	120,578	129,621	130,447	215,051	221,334
Stockholders’ equity (deficit)	5,667	408	6,341	17,467	2,820	(14,497)	56,622
Cash provided by operating activities, net (for thirty-nine weeks ended or fiscal year, as applicable)	4,398	6,533	443	8,796	23,326	17,706	14,615

      9.     Certain Information Concerning Purchaser.

      Purchaser is a Delaware limited liability company recently organized for the purpose of investing in the Company and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. The managing member of Purchaser is EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company (“EGI Fund 02-04”). Purchaser’s other members include the following members of the Offeror Group: Walnut Investment Partners, L.P. a Delaware limited partnership (“Walnut”), Triyar Storage Investment Company, LLC, a Delaware limited liability company (“TSIC”), and Joseph Gantz. The principal executive offices of Purchaser are located at Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. The telephone number for Purchaser is

(312) 454-0100. Additional information concerning Purchaser is set forth in the filings it has made with the SEC, and such filings may be obtained from the SEC in the manner set forth in Section 8, “Certain Information Concerning the Company,” with respect to information concerning the Company. However, such information is limited because Purchaser is not an SEC registrant and its filings with the SEC relate solely to the Acquisition Agreement and the Offer. The name, citizenship, business address, principal occupation, and five-year employment history of each of the executive officers of Purchaser are set forth in Schedule I to this Offer to Purchase.

      EGI Fund 02-04 is managed by its managing member, EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company (“EGI Managing Member”), which, in turn, is managed by its managing member, SZ Investments, L.L.C., a Delaware limited liability company (“SZI”). SZI is managed by Zell General Partnership, Inc., an Illinois corporation (“ZGP”), and is indirectly owned by various trusts established for the benefit of Samuel Zell and his family, the trustee for each of which is Chai Trust Company, L.L.C., an Illinois limited liability company (“Chai”).

      The sole director of ZGP is Samuel Zell, and its sole shareholder is Sam Investment Trust, an Illinois trust formed for the benefit of Samuel Zell and members of his family (“SIT”). The sole trustee for SIT is Chai. SIT is also the sole member of Samstock/ SIT, L.L.C., a Delaware limited liability company (“Samstock”). Samstock and ZGP are members of the Filing Group.

      The principal business of each of Samstock, ZGP, EGI Fund 02-04, EGI Managing Member, SIT and SZI is investments. Chai is a regulated trust company and manages trusts. The business address of each of Samstock, ZGP, EGI Fund 02-04, EGI Managing Member, SIT, Chai and SZI (collectively, the “EGI Entities”) is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. The name, citizenship, business address, principal occupation, and five-year employment history of each of the directors, executive officers and managing directors of ZGP, EGI Fund 02-04, EGI Managing Member, SZI and Chai are set forth in Schedule I to this Offer to Purchase.

      The general partner of Walnut is Walnut Investments Holding Company LLC, a Delaware limited liability company (“WIHC”). The principal business address of Walnut and WIHC is 312 Walnut Street, Suite 1151, Cincinnati, Ohio 45202 and their telephone number is (513) 651-3300. WIHC has three members: Joseph Gantz, James M. Gould and Frederic H. Mayerson. The name, citizenship, business address, principal occupation, and five-year employment history of each of the members of WIHC are set forth in Schedule I to this Offer to Purchase. Neither Walnut nor WIHC beneficially owns any Shares.

      Triyar Capital, LLC, a Delaware limited liability company (“Triyar”), is the managing member of TSIC, a member of the Offeror Group. The principal business address of Triyar and TSIC is 10850 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024 and Triyar’s telephone number is (310) 475-5819. The name, citizenship, business address, principal occupation and five-year employment history of the Managing Member and Managing Director of Triyar are set forth in Schedule I to this Offer to Purchase. Neither Triyar nor TSIC beneficially owns any Shares.

      On October 21, 2004, ZGP transferred five Shares to EGI Fund 02-04 in a privately-negotiated transaction. Immediately subsequent thereto, EGI Fund 02-04 contributed those five Shares to Purchaser as a capital contribution. Samstock is the beneficial owner of 650,720, or 8.4%, of the outstanding Shares. ZGP is the beneficial owner of 13,275, or less than 1%, of the outstanding Shares. Chai has shared beneficial ownership with respect to the 664,000, or approximately 8.4%, of the outstanding Shares beneficially owned collectively by ZGP and Samstock. Collectively, the EGI Entities beneficially own 664,000 Shares, or approximately 8.4%, of the outstanding Shares, including the five Shares held by Purchaser. Joseph Gantz is a member of the Offeror Group and is the beneficial owner of 1,530, or less than 1%, of the outstanding Shares.

      Neither Purchaser nor, to its knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

      Neither Purchaser nor, to its knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares, and neither Purchaser nor, to its knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Acquisition Agreement.

      Except as provided in the Acquisition Agreement, and as otherwise described in this Offer to Purchase, (i) neither Purchaser nor, to its knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (ii) neither Purchaser nor, to its knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11, “Background of the Offer; Contacts with the Company; The Acquisition Agreement,” and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between Purchaser, or any of its subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      10.     Source and Amount of Funds. The total amount of funds required by Purchaser to purchase all outstanding Shares pursuant to the Offer is estimated to be approximately $17.7 million, and Purchaser estimates that it will invest up to an additional approximately $240,000 in connection with the purchase of Shares pursuant to Section 5.03 of the Acquisition Agreement, the proceeds of which will be used to fund payments by the Company under option cancellation agreements. See Section 11, “Background of the Offer; Contacts with the Company; The Acquisition Agreement.” Purchaser further estimates that a total of approximately $2 million in customary fees and expenses will be incurred in connection with the Offer, inclusive of approximately $1.8 million in legal, accounting and financial advisory fees and expenses, approximately $75,000 for printing, solicitation, publication, and related expenses, and $50,000 in expenses related to due diligence and implementation matters. The Offer is not conditioned upon Purchaser entering into any financing arrangements.

      Purchaser was formed solely for the purpose of investing in the Company, and it has no meaningful assets, liabilities or historical financial information other than commitments by its members to provide approximately $19.8 million of equity capital. Purchaser intends to obtain all required funds from (i) contributions to capital from its members, and (ii) with respect to certain transaction-related fees and expenses only, the Company’s obligation under the Acquisition Agreement to pay up to $1.5 million of such expenses prior to the Share Acceptance. See Section 11, “Background of the Offer; Contacts with the Company; The Acquisition Agreement.”

      The members of Purchaser currently are EGI Fund 02-04, Mr. Gantz, Walnut and TSIC. The members of Purchaser have entered into an Investors Agreement, dated as of October 28, 2004, providing for aggregate capital contribution commitments of approximately $19.8 million. The Investors Agreement contemplates that additional members may be added from time to time. To the extent EGI Fund 02-04, in its capacity as managing member of Purchaser, determines that additional contributions are necessary to pay expenses incurred in connection with the Offer, EGI Fund 02-04 may request additional capital contributions from Purchasers’ members, and the members’ respective ownership interests in Purchaser will be adjusted based upon the amount of such capital contributions.

      Although Purchaser believes that the capital contributions from its members pursuant to the Investors Agreement will provide it with sufficient funding to consummate the acquisition of all outstanding Shares pursuant to the Offer and pay all related transactions costs and expenses, each of EGI Fund 02-04, Walnut, and Triyar have entered into separate Agreements Regarding Funding with the Company providing that those entities will provide to Purchaser approximately $11.5 million, $3.2 million and $3 million, respectively, or such lesser amounts as are necessary to provide Purchaser with sufficient capital to fund the full amount required to purchase all outstanding Shares.

      Each of EGI Fund 02-04, Walnut, TSIC and Triyar have committed capital substantially in excess of the amount required for Purchaser to fulfill its obligations in connection with the Offer. Contributions to Purchaser by EGI Fund 02-04, Walnut and TSIC will be made from the funds on hand, working capital and committed capital of such entities.

      11. Background of the Offer; Contacts with the Company; The Acquisition Agreement.

Background of the Offer; Contacts with the Company

      On January 15, 2002, certain of the EGI Entities filed a Schedule 13D with the SEC reporting beneficial ownership of approximately 8% of the outstanding shares and indicating the possibility of having future discussion with the Company’s management, directors and other stockholders concerning various ways of maximizing long-term stockholder value.

      In May 2002, an investment banking firm then representing the Company in connection with its possible sale contacted Equity Group Investments, L.L.C. (“EGI”), an affiliate of the EGI Entities, to inquire as to the potential interest of the EGI Entities in acquiring, or investing in an acquisition of, the Company. Periodically during the balance of 2002, discussions occurred between the EGI Entities and this firm regarding such a possible transaction and, in November 2002, representatives of EGI met with James R. Tennant, the Company’s Chairman and Chief Executive Officer (“Mr. Tennant”), to discuss the Company’s financial performance. However, in December 2002, discussions between EGI and the Company ended without any agreement or understanding having been reached regarding a potential transaction that would involve the EGI Entities.

      On February 13, 2004, certain of the EGI Entities sent a letter to the Special Committee expressing a desire for a fair process and the maximization of stockholder value with respect to the negotiation of any potential acquisition or transaction between the Company and Mr. Tennant (the Company had announced in January 2004 that Mr. Tennant was proposing an acquisition of the Company for $1.50 per Share in cash through a newly-formed acquisition company). On February 25, 2004, the Special Committee replied, indicating, among other things, that it would conduct an active exploration of alternatives to Mr. Tennant’s acquisition proposal.

      In March 2004, Mesirow Financial, Inc. (“Mesirow”), as financial advisor to the Special Committee, contacted EGI to inquire as to the potential interest of the EGI Entities in acquiring, or investing in an acquisition of, the Company. The EGI Entities had no interest at that time in any such transaction.

      On April 29, 2004, Triyar entered into a confidentiality agreement with Mesirow, on behalf of the Company, for the purpose of enabling Triyar to receive nonpublic information about the Company in order to evaluate its potential interest in acquiring, or investing in an acquisition of, the Company. On April 30, 2004, Mesirow supplied Triyar with an executive summary of the Company.

      On June 8, 2004, representatives of Triyar and its financial advisor met with representatives of Mesirow to discuss Triyar’s potential interest in a transaction with the Company.

      On June 18, 2004, Triyar submitted to the Special Committee, with its permission, a letter expressing Triyar’s interest in acquiring the Company at a price of at least $1.75 per share as well as proceeding with detailed due diligence and making a presentation to certain holders of the Notes.

      Throughout June and July 2004, Triyar continued its due diligence evaluation of the Company. This evaluation included meetings and conferences between Triyar and Company management and a physical inspection of one of the Company’s facilities by Triyar representatives.

      On July 19, 2004, EGI signed a confidentiality agreement with Mesirow, on behalf of the Company, and on July 20, 2004, Mesirow, on behalf of the Company, gave Triyar written authorization to discuss with EGI a possible collaboration between Triyar and the EGI Entities in an acquisition of the Company.

      In late July 2004, Triyar initiated discussions with Mr. Gantz regarding the possibility of his participation in a collaboration to acquire the Company. At that time, Triyar did not share with Mr. Gantz any confidential information about the Company, but subsequently, on August 20, 1004, Mr. Gantz entered into an agreement with Mesirow, as agent for the Company, to be bound by the confidentiality agreement signed by Triyar on April 29, 2004.

      On July 28, 2004, a representative of Triyar met with Mr. Tennant to discuss the Company’s financial performance and management.

      On August 20, 2004, Triyar and Mr. Gantz submitted to the Special Committee, with its permission, a written non-binding proposal to acquire the Company through a merger with a company to be formed by them, in which the

Stockholders would receive $1.65 per share in cash. This proposal was conditioned on the execution of a mutually acceptable definitive merger agreement. This proposal was also conditioned on, and indicated that Triyar and Mr. Gantz were pursuing, an agreement with the holder of a majority of the Notes providing for certain amendments to the Indenture, a commitment from the Lender providing for certain amendments to the Credit Agreement, and agreements with Mr. Tennant providing for him to vote in favor of the proposed merger and waiving the change-of-control severance provisions of his employment agreement with the Company.

      On August 26, 2004, a representative of Triyar met with Mr. Tennant to discuss his severance arrangements with the Company.

      On September 3, 2004, Triyar’s counsel provided the Special Committee with a draft of the merger agreement contemplated by the August 20, 2004 non-binding acquisition proposal that had been submitted by Triyar and Mr. Gantz. The draft provided for similar terms and conditions, including representations and warranties to be made by the Company, as the merger agreement, dated June 2, 2004, between the Company and JRT Acquisition, Inc. (“JRT,” and such agreement, the “JRT Merger Agreement”), which had been signed by the Company and JRT on July 2, 2004. The Special Committee’s legal and financial advisors commenced negotiations with Triyar and its counsel with respect to the draft merger agreement.

      During the next few weeks, Triyar and EGI held discussions regarding the basis upon which EGI might be willing to collaborate with Triyar and Mr. Gantz in pursuing an acquisition of the Company. As a result of these discussions, on September 20, 2004, Triyar advised Mesirow that Triyar, Mr. Gantz and EGI (the “Bidders”) were seeking permission to submit a revised non-binding proposal that would raise the price per share from $1.65 to $1.75 and would contain the same conditions as the prior proposal if the Company continued to allow them access to the due diligence materials they had requested.

      On September 15, 2004, representatives of EGI and Triyar met with Mr. Tennant to discuss potential arrangements between the parties following the proposed acquisition.

      Following discussions with Mesirow, on September 23, 2004, the Bidders submitted a written non-binding proposal to the Special Committee, with its permission, that superseded the non-binding proposal submitted by Triyar and Mr. Gantz on August 20, 2004. The new proposal raised the price per share from $1.65 to $1.75 and eliminated the conditions relating to agreements with Mr. Tennant. The new proposal also indicated that the EGI Entities intended to vote their Shares against approval of the JRT Merger Agreement.

      From September 23, 2004 through mid-October 2004, counsel to the Special Committee continued to negotiate the terms and conditions of the merger agreement submitted by the Bidders with EGI’s counsel, and the Bidders continued their due diligence review of the Company. On October 6, 2004, the Bidders requested an additional week to complete their due diligence. The Special Committee agreed to that request on October 7, 2004.

      On October 14, 2004, the Bidders indicated to Mesirow their desire to submit, and on October 15, 2004 they submitted, to the Special Committee, with its permission, a revised written non-binding proposal, which superseded, in its entirety, their September 23, 2004 non-binding proposal. In this new proposal, the Bidders proposed to effect the acquisition of the Company through a tender offer to be made by a newly-formed company for all shares at a net cash price per Share of $2.25, conditioned on the minimum tender of 70% of all outstanding Shares. The new proposal was not conditioned on any agreement with any holder of outstanding Notes to amend the Indenture.

      On October 16, 2004, the Bidders submitted to the Special Committee a draft acquisition agreement detailing the terms and conditions of the Bidders’ October 15, 2004 non-binding proposal. Pursuant to the terms of the draft acquisition agreement, if the proposed cash tender offer were consummated and other conditions were satisfied, the tender offer would be followed by a reverse stock split of the Company’s outstanding Common Stock that would have the effect of reducing the number of Stockholders of the Company to one, namely Purchaser. In the reverse stock split, each Stockholder, other than Purchaser, would receive, in lieu of a fractional Share, a cash payment equal to (x) the total number of Shares held by the Stockholder immediately prior to the reverse stock split, multiplied by (y) the $2.25 per share consideration to be paid in the proposed tender offer.

      From October 16, 2004 until October 19, 2004, the Special Committee and its advisors continued to negotiate the terms and conditions of the draft acquisition agreement with the Bidders and EGI’s counsel.

      On October 19, 2004, the Bidders delivered to the Special Committee a commitment letter provided to Purchaser by the Lender providing for an amendment to the Credit Agreement as sought by the Bidders.

      From October 20, 2004 to October 26, 2004, the Special Committee and its advisors continued to negotiate the terms of the acquisition agreement with the Bidders and EGI’s counsel.

      On October 21, 2004, counsel for the Special Committee advised counsel for EGI that the Special Committee had delivered notice to JRT Acquisition, Inc., that the offer by the Bidders constituted a “Superior Company Proposal” under the JRT Merger Agreement.

      On October 26, 2004, initial discussions were held between the Special Committee’s counsel and EGI’s counsel regarding eliminating the reverse stock split and, after further discussion, the parties agreed on October 27, 2004, to eliminate the reverse stock split.

      On the evening of October 28, 2004, counsel for the Special Committee advised counsel for EGI that the Special Committee had recommended that the Board approve, and the Board had approved, the Acquisition Agreement. Later that evening, the parties executed the Acquisition Agreement and various ancillary documents.

The Acquisition Agreement

      The following summary of the Acquisition Agreement describes the material terms of the Acquisition Agreement and is qualified in its entirety by reference to the complete copy of the Acquisition Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC in connection with the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule TO”). See Section 9, “Certain Information Concerning Purchaser,” and Section 17, “Miscellaneous,” for information on how to obtain a copy of the Schedule TO. We urge you to read the Acquisition Agreement carefully and in its entirety.

The Offer

      The Acquisition Agreement provides for the commencement of the Offer. The Acquisition Agreement contains a number of provisions relating to the terms of the Offer that are reflected elsewhere in this Offer to Purchase. See Section 1, “Terms of the Offer,” Section 13, “Dividends and Distributions,” and Section 14, “Conditions of the Offer.”

Board of Directors of the Company

      Pursuant to the Acquisition Agreement, prior to the filing by the Company with the SEC of the Schedule 14D-9, Purchaser must provide the Company with written notice of the names of those individuals whom Purchaser has designated to be the members of the Board effective as of the Share Acceptance. The Company is required, upon the request of Purchaser, to take those actions prior to the Share Acceptance, including without limitation increasing the size of the Board, so that as of the Share Acceptance, the Board will consist solely of the designees of Purchaser. These designees will serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. See also, Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights.”

Representations and Warranties

      The Acquisition Agreement contains various customary representations and warranties of the Company and Purchaser, including representations by the Company and Purchaser as to the enforceability of the Acquisition Agreement. More specifically, the Company’s representations and warranties include, but are not limited to, representations and warranties relating to the Company’s organization and qualification, the Company’s subsidiaries, its capitalization, its authority to enter into the Acquisition Agreement and consummate the Transactions, its compliance with applicable laws, required consents or approvals from governmental entities or under the Company’s material contracts, the accuracy of its financial statements and filings with the SEC, the accuracy of the information supplied by the Company in connection with the Schedule TO and the Schedule 14D-9, the absence of undisclosed liabilities, the absence of certain changes or events concerning its business, the absence of litigation, certain labor and employment matters, its employee benefits plans, certain environmental matters, its material agreements, its insurance coverage, and the absence of any restrictions on the Company’s ability to operate its business.

      The Acquisition Agreement also contains various customary representations and warranties of Purchaser, including but not limited to, representations and warranties relating to the organization of Purchaser, its authority to enter into the Acquisition Agreement and consummate the Transactions, required consents or approvals from governmental entities or under Purchaser’s material contracts, the accuracy of information supplied by Purchaser in connection with the Schedule TO and the Schedule 14D-9, Purchaser’s receipt of financing commitments sufficient for the acquisition of all of the outstanding Shares and related expenses, and its authority and intent relating to the Voting Agreement by and between Purchaser and Mr. Gantz, dated October 28, 2004, and the Irrevocable Proxy attached thereto (the “Voting Agreement and Proxy”) and the Board Composition Agreement by and among Purchaser, EGI Fund 02-04, Mr. Gantz, Walnut and Triyar (the “Board Composition Agreement”), as described in Section 12, “Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights — Changes to Composition and Election of Board of Directors.”

      Several of the Company’s representations and warranties in the Acquisition Agreement are qualified by whether a breach of such representation or warranty would have or result in a “Company Material Adverse Effect.” Under the Acquisition Agreement, the term “Company Material Adverse Effect” means any state of facts, change, development, effect, condition or occurrence that is material and adverse to the business, prospects, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or that materially impairs the Company’s ability to perform its obligations under the Acquisition Agreement or consummate the Transactions; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any change or effect that results from (i) conditions affecting the consumer housewares manufacturing industry generally, (ii) any change in the trading price or volume of Shares, in and of itself, or (iii) the announcement or pendency of the Acquisition Agreement or the Offer, including any stockholder class action litigation arising from allegations of breach of fiduciary duty relating to the Acquisition Agreement or any litigation described in the proviso of paragraph (f) under Section 14, “Conditions of the Offer,” relating to the alleged rights of a holder of the securities issued under the Indenture. An increase in the price of resin used by the Company in its business by less than 12.5% from the date of the Acquisition Agreement will not, in and of itself, constitute a Company Material Adverse Effect.

          Conduct of Business of the Company Prior to the Share Acceptance

      Pursuant to the Acquisition Agreement, during the period from the date of the Acquisition Agreement to the earlier of termination of the Acquisition Agreement or the Share Acceptance, except as expressly provided in the Acquisition Agreement, the Company has agreed that it will, and will cause its subsidiaries to, (i) conduct its business in light of existing circumstances in the ordinary course, including operating in compliance with laws and making all required filings with the SEC, (ii) use commercially reasonable efforts to preserve intact its current business organization, keep available the service of its current officers and employees and preserve intact its current relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having material business dealings with it, and (iii) permit reasonable, on-site access during normal business hours to a designated representative of Purchaser.

      The Company has further agreed that during this period, except as expressly provided in the Acquisition Agreement, it will not, nor will it permit any of its subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed):

•	amend its charter and organizational documents;

•	authorize for issuance, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights), except for the issuance and sale of Shares pursuant to the exercise of stock options or warrants outstanding as of the date of the Acquisition Agreement;

•	split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to Stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of the Company’s subsidiaries;

•	subject to the terms of the Acquisition Agreement providing for the Company’s ability to accept a Superior Company Proposal (see “— Non-Solicitation by the Company; Termination of Acquisition Agreement for Superior Company Proposal”), adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

•	(i) incur or assume any long-term or short-term indebtedness for borrowed money or issue any debt securities in each case, except for borrowings under existing lines of credit in the Company’s ordinary course of business, or materially modify or agree to any material amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person or entity, except for obligations of the Company subsidiaries incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person or entity (other than to a Company subsidiary in the ordinary course of business); (iv) pledge or otherwise create or suffer to exist any pledge, lien, charge, mortgage, encumbrance and security interest of any kind or nature whatsoever (collectively, “Liens”), except for a Permitted Lien (as such term is defined in the Acquisition Agreement), with respect to shares of capital stock of the Company or its subsidiaries; or (v) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any other Lien except for a Permitted Lien;

•	except as otherwise contemplated by the Acquisition Agreement (including specified limits on incentive and bonus plans or programs for 2005) and except for increases in salary, wages and benefits granted to employees of the Company or its subsidiaries in conjunction with promotions or other changes in job status consistent with past practice (other than promotions or other changes in job status for officers and directors of the Company), or as required under existing agreements or otherwise made in the ordinary course of business, and except as may be required by applicable laws, enter into, adopt or amend or terminate (other than by expiration) any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units);

•	grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date of the Acquisition Agreement, or as required by applicable federal, state or local law or regulations;

•	(i) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions having a fair market value in excess of $250,000 in the aggregate, other than sales of its products in the ordinary course of business; or (ii) enter into any exclusive license, distribution, marketing, sales or other agreement;

•	except as may be required as a result of a change in applicable laws or in GAAP, change any of the accounting principles, practice or methods used by the Company;

•	(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any material equity interest therein; (ii) amend, modify or waive any material right under any material contract; or (iii) authorize any capital expenditure or expenditures, (a) in respect of the fourth quarter of 2004, in excess of already committed and budgeted expenditures plus an additional $200,000, and (b) in respect of the first quarter of 2005, in excess of $1.8 million in the aggregate;

•	make or revoke any material tax election or settle or compromise any income tax liability in excess of $100,000;

•	fail to file any tax returns when due (or, alternatively, fail to file for available extensions) or fail to cause such tax returns when filed to be complete and accurate in all material respects;

•	fail to pay any material taxes or other material debts when due unless being contested in good faith and promptly disclosed to Purchaser;

•	settle or compromise any pending or threatened suit, action or claim that (i) relates to the Transactions; (ii) the settlement or compromise of which would involve more than $250,000 out-of-pocket expenses for the Company or any of its subsidiaries; or (iii) that would reasonably be expected to result in a Company Material Adverse Effect;

•	make any material change in its practices, procedures or methods with respect to billing, collections or payment of accounts, including delaying payment of any accounts payable or acceleration the collection of any accounts payable or accelerating the collection of any accounts receivable, to the extent consistent with past practice; or

•	agree in writing to take any of the actions described in the subparagraphs above.

      Except as otherwise permitted by the Acquisition Agreement, the Company and Purchaser shall not, and shall not permit any of their subsidiaries or affiliates to, take any action that would, or that is reasonably likely to, result in any of the representations and warranties of such party set forth in the Acquisition Agreement becoming untrue, other than, in the case of the representations and warranties of the Company, for such failures to be true and correct that, individually or in the aggregate, have not resulted and are not reasonably likely to result in the condition to Purchaser’s obligation to close the Offer not being satisfied.

          Non-Solicitation by the Company; Termination of Acquisition Agreement for Superior Company Proposal

      Pursuant to the terms of the Acquisition Agreement, the Company is restricted in its ability to take action regarding other acquisition proposals. Except as set forth below, the Company has agreed, and has agreed to cause its subsidiaries and representatives not to directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any Company Takeover Proposal (as defined below) or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Company Takeover Proposal; or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with any Company Takeover Proposal.

      Notwithstanding the foregoing, however, the Company may, in response to a bona fide unsolicited Company Takeover Proposal, (i) furnish information with respect to the Company to the person making the Company Takeover Proposal pursuant to a confidentiality agreement no less favorable to the Company than the confidentiality agreement between the Company and EGI, and (ii) participate in discussions and negotiations with the person making the Company Takeover Proposal regarding such Company Takeover Proposal, provided that the following conditions are satisfied:

•	the Special Committee determines in good faith, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Stockholders;

•	the Special Committee determines that such Company Takeover Proposal constitutes a Superior Company Proposal (as defined below), or a Company Takeover Proposal that could reasonably be expected to result in a Superior Company Proposal; and

•	the Company gives notice, orally and in writing, within 24 hours to Purchaser of any Company Takeover Proposal, including the identity of the party making the Company Takeover Proposal and the material terms of the Company Takeover Proposal.

      Under the Acquisition Agreement, and subject to the permitted actions described below, the Board may not:

•	withdraw or modify in a manner adverse to Purchaser, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, its recommendation of the Acquisition Agreement or the Offer (each of these actions, an “Adverse Recommendation Change”), in each case unless the Board determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties;

•	approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal; or

•	approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal.

      Notwithstanding the preceding restrictions, nothing in the Acquisition Agreement prohibits the Board from disclosing to the Stockholders a position with respect to a transaction proposal by a third party to the extent required under the Exchange Act, including Rules 14d-9 and 14e-2, or from making disclosure to the Stockholders that, based on advice of outside counsel, the Board or the Special Committee determines in good faith is required under applicable law.

      In addition, if, prior to the Share Acceptance, the Company receives a Company Takeover Proposal, then the Board may approve and recommend the Company Takeover Proposal and cause the Company to terminate the Acquisition Agreement and concurrently enter into a definitive agreement providing for the implementation of the Company Takeover Proposal if all of the following four conditions have been satisfied:

•	The Special Committee has determined in good faith that the Company Takeover Proposal constitutes a Superior Company Proposal;

•	At least three business days prior to terminating the Acquisition Agreement, the Company has provided written notice to Purchaser of the Special Committee’s determination;

•	Purchaser has not made, within three business days of receipt of notice of the Special Committee’s determination, a binding written offer to acquire the Company that causes the Special Committee to no longer be able to determine in good faith that the Superior Company Proposal remains a Superior Company Proposal; and

•	the Company has reimbursed Purchaser for all reasonable out-of-pocket fees, costs and expenses incurred by Purchaser in connection with the Offer and the Acquisition Agreement through the date of termination up to a maximum amount of $750,000.

Under the Acquisition Agreement:

•	the term “Company Takeover Proposal” means any inquiry, proposal or offer from a third party relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one or a series of transactions, including any merger, consolidation, tender offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) 25% or more of the assets, properties or business of the Company or its subsidiaries, or (ii) 20% or more of the Company’s outstanding equity securities, other than the Transactions;

•	the term “Superior Company Proposal” means any inquiry, proposal or offer from a third party relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one or a series of transactions, including any merger, consolidation, tender offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) all or substantially all of the assets, properties or business of the Company or its subsidiaries, or (ii) 50% or more of the outstanding equity securities, that the Special Committee of the Company determines in good faith, after receipt of advice from the Company’s independent financial advisors, is more favorable to the Stockholders from a financial point of view than the Offer (or if applicable, any proposal by Purchaser to amend the terms of the Acquisition Agreement), taking into account all of the terms and conditions of such proposal, the likelihood of completing such transaction, and all financial, regulatory, legal and other aspects of such proposal.

          Termination of Acquisition Agreement

      The Acquisition Agreement may be terminated at any time prior to the Share Acceptance under the following circumstances:

      Either Purchaser or the Company may terminate the Acquisition Agreement if:

•	the Share Acceptance does not occur on or before March 31, 2005, unless its failure to occur is caused by a material breach of the Acquisition Agreement by the party seeking to terminate; or

•	any government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), or a court of competent jurisdiction, issues an order or injunction prohibiting the consummation of the Offer and the order or injunction is final and nonappealable, unless such order, injunction or other action is the result of a material breach of the Acquisition Agreement by the terminating party, and provided that the terminating party shall have used its commercially reasonable efforts to prevent such order, injunction or other action and to appeal as promptly as practicable any such order, injunction or other action prior to seeking to terminate.

      Purchaser may terminate the Acquisition Agreement if:

•	the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Acquisition Agreement, which breach or failure to perform (i) would cause one of the conditions of the Offer set forth in Section 14, “Conditions of the Offer,” of this Offer to Purchase not to be satisfied, and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach;

•	the Company or any of its subsidiaries fails to comply in any material respect with the restrictions set forth in the non-solicitation provisions of the Acquisition Agreement (see “— Non-Solicitation by the Company; Termination of Acquisition Agreement for Superior Company Proposal”); or

•	a Company Triggering Event (as defined below) has occurred.

      The Company may terminate the Acquisition Agreement if:

•	Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Acquisition Agreement, which breach or failure to perform cannot be or has not been cured within 30 days after giving written notice to Purchaser of such breach; or

•	prior to the Share Acceptance, the Board has received a Superior Company Proposal and each of the four required conditions for terminating the Acquisition Agreement in favor of a Superior Company Proposal has been satisfied, in which case the Board may approve and recommend the Superior Company Proposal and cause the Company to terminate the Acquisition Agreement. See “— Non-Solicitation by the Company; Termination of Acquisition Agreement for Superior Company Proposal.”

      For purposes of the Acquisition Agreement, the term “Company Triggering Event” means the occurrence of any of the following: (i) an Adverse Recommendation Change by the Board; (ii) the Company fails to include in the Schedule 14D-9 a statement recommending that Stockholders accept the Offer and tender their Shares in the Offer; (iii) the Board approves, endorses or recommends any Company Takeover Proposal; (iv) any member of the Board directly or indirectly publicly recommends, endorses or supports any Company Takeover Proposal or publicly advises against or publicly recommends or encourages other Stockholders to not accept the Offer; (v) a tender or exchange offer (other than the Offer) relating to securities of the Company is commenced and the Company fails to send to its securityholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that the Board recommends rejection of such tender or exchange offer; (vi) a Company Takeover Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Company Takeover Proposal within 10 business days after such Company Takeover Proposal is announced; (vii) the Company enters into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (excluding any nondisclosure agreement) constituting or directly related to, or which is intended to or is reasonably likely to lead to, any Company Takeover Proposal; (viii) the Company fails to publicly confirm its approval or recommendation of the

Acquisition Agreement and the acceptance of the Offer by the holders of Shares within 10 business days after receipt of request from Purchaser after a Company Takeover Proposal is publicly announced by the Company; (ix) if, without the written approval of Purchaser, the Board amends the Rights Agreement, redeems the rights issued pursuant to the Rights Agreement or takes any action with respect to, or makes any determination under, the Rights Agreement to comply with its fiduciary duties and, as a result of such amendment, redemption, action or determination, any person other than any member of the Purchaser Group (as defined below) or any of its affiliates is permitted to become an Acquiring Person (as defined in the Rights Agreement). For purposes of this Schedule TO, the term “Purchaser Group” means Purchaser, any direct or indirect equity holder of Purchaser, including EGI Fund 02-04, any direct or indirect subsidiary of Purchaser, EGI, Mr. Gantz, Walnut, Triyar and TSIC. See Section 9, “Certain Information Concerning Purchaser.”

Payment of Fees and Expenses

      The Acquisition Agreement provides that the Company will, immediately preceding the Share Acceptance, and upon written certification to the Company from Purchaser that the Share Acceptance will occur immediately thereafter and confirmation from Purchaser to the Company that all funds necessary to pay the aggregate amount of the Offer Price have been deposited with the depositary for the Offer, pay Purchaser, by wire transfer of same day funds, an amount equal to Purchaser’s out-of-pocket expenses, including the reasonable fees and expenses of Purchaser’s counsel and accountants (including costs and expenses Purchaser has incurred or has agreed to reimburse to, or advance for the account of its members) and the fees and expenses of Fleet Capital Corporation and its counsel, incurred by Purchaser in connection with (i) the amendment of the Company’s Loan and Security Agreement with Bank of America Business Capital (f/k/a Fleet Capital Corporation) (the “Credit Agreement”), (ii) the execution of the Acquisition Agreement, and (iii) the Transactions (collectively, the “Purchaser Expenses”). The maximum aggregate amount of Purchaser Expenses reimbursable by the Company to Purchaser immediately prior to the Share Acceptance is $1,500,000. In the event that the Acquisition Agreement is terminated prior to the occurrence of the Share Acceptance as contemplated in the next paragraph, Purchaser shall repay to the Company, by wire transfer of same day funds, the amount of the Purchaser Expenses previously paid to Purchaser within one business day.

      The Acquisition Agreement generally provides that upon the termination of the Acquisition Agreement, each party will be responsible for its own expenses. However, in the following situations where the Acquisition Agreement is terminated prior to the Share Acceptance, the Acquisition Agreement provides that the Company will reimburse Purchaser for the Purchaser Expenses, up to a maximum amount of $750,000:

•	if the Acquisition Agreement is terminated by Purchaser or the Company as a result of the Share Acceptance not occurring on or before March 31, 2005, or if Purchaser terminates the Acquisition Agreement as a result of a Company breach or failure to perform in any material respect any of its representations, warranties or covenants contained in the Acquisition Agreement, and the following four conditions are satisfied:

•	Purchaser has not breached the Acquisition Agreement in any material respect;

•	a Company Takeover Proposal has been publicly announced, commenced or otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal;

•	such Company Takeover Proposal or intention has not been withdrawn; and

•	within six months following the termination of the Acquisition Agreement, with respect to a termination of the Acquisition Agreement by Purchaser due to a Company breach or failure to perform its representations, warranties or covenants, a definitive agreement relating to a Company Takeover Proposal is executed by the Company, or with respect to a termination of the Acquisition Agreement by Purchaser or the Company due to the Share Acceptance having not occurred on or before March 31, 2005, a Company Takeover Proposal is consummated;

•	if Purchaser terminates the Acquisition Agreement as a result of (i) the Company or one of its subsidiaries failing to comply in any material respect with the non-solicitation provisions on the Company set forth in the Acquisition Agreement, or (ii) the occurrence of a Company Triggering Event; or

•	if the Company terminates the Acquisition Agreement because the Board has received a Company Takeover Proposal that the Special Committee has determined is a Superior Company Proposal.

See “— Non-Solicitation by the Company; Termination of Acquisition Agreement for Superior Company Proposal.”

Cooperation; Access

      Under the Acquisition Agreement, each of the Company and Purchaser must use commercially reasonable efforts to take any actions, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to complete the Offer and the Transactions. In addition, from the date of the Acquisition Agreement through the Share Acceptance, the Company has agreed to permit reasonable, on-site access during normal business hours to a designated representative of Purchaser.

Stock Options; Employee Stock Purchase Plan

      Holders of Eligible Options who have entered into an option cancellation agreement with the Company prior to the Share Acceptance will be entitled to receive a cash payment for their Eligible Options from the Company promptly after the Share Acceptance. The cash payment with respect to each Share underlying an Eligible Option will be equal to the difference between the Offer Price and the exercise price of the Eligible Option, net of any required withholding taxes. To fund such cash payments, the Company will substantially concurrently sell to Purchaser a number of Shares equal to the quotient obtained by dividing (x) the aggregate amount of such payments made to option holders of the Company, by (y) $2.25. The Company has advised Purchaser that, as of the date of the Acquisition Agreement, there were options outstanding to purchase a total of 864,216 Shares. Upon the Share Acceptance, any unvested portions of these options will become fully vested, and, assuming such accelerated vesting, there will be outstanding Eligible Options to purchase 490,516 Shares. If the holders of all of the Eligible Options were each to enter into an option cancellation agreement, the Company would sell approximately an additional 105,426 Shares to Purchaser, in addition to the Shares that Purchaser would own as a result of the Offer, and Stockholders who do not participate in the Offer would be subject to additional dilution as a result of such sale of Shares. Any options not exercised or cancelled in connection with the Offer will remain exercisable for Shares in accordance with their terms following the consummation of the Offer.

      The Acquisition Agreement provides that, effective as of the Share Acceptance or an earlier date determined by the Company, the Board will adopt resolutions terminating the Company Employee Stock Purchase Plan in accordance with its terms.

Indemnification and Insurance

      The Acquisition Agreement provides that, following the Share Acceptance, Purchaser will cause the Company to fulfill and honor all of the Company’s obligations related to any indemnification rights that exist in favor of the Company’s directors or officers as provided in its certificate of incorporation or bylaws and any of the Company’s existing indemnification agreements in effect as of the date of the Acquisition Agreement. Purchaser has agreed that, following the Share Acceptance, it will cause the Company to ensure that, for a period of six years from the Share Acceptance, the certificate of incorporation and bylaws of the Company will contain provisions with respect to exculpation from liability, indemnification and advancement of expenses that are at least as favorable as are currently in effect.

      The Acquisition Agreement also provides that, prior to the Share Acceptance, the Company will purchase a fully prepaid tail policy under the Company’s existing directors’ and officers’ liability insurance policy with the Company’s current carriers or if unavailable from the Company’s current carriers, another insurance provider mutually acceptable to Purchaser and the Special Committee. This tail policy will provide for aggregate coverage of at least $15 million at a cost not to exceed $1 million, or to the extent the cost for such aggregate coverage would exceed $1 million, aggregate coverage for the maximum amount available on substantially equivalent terms for $1 million. The tail policy will be effective for six years after the Share Acceptance and will otherwise be on terms and conditions reasonably acceptable to the Special Committee. If, following the Share Acceptance, the Company or any of its successors or assigns consolidates or merges and is not the surviving entity after such a transaction, or transfers all or substantially all of its assets, then proper provision must be made so that the successor or assigns of the surviving corporation assume the obligations of the directors’ and officers’ liability insurance. Purchaser and the Company further agreed that if any claim, action, suit, proceeding or investigation, whether arising before or after the Share Acceptance, is made against any person covered by the Company’s directors’ and officers’ liability insurance, then the indemnification provisions of the Acquisition Agreement will continue in effect until the final disposition of the claim, action, suit, proceeding or investigation.

      In addition, the Acquisition Agreement provides that, prior to the Share Acceptance, and effective upon the expiration of the Company’s existing directors and officers liability insurance policies, the Company will purchase an extension of such policies on substantially equivalent coverage terms for up to one additional year.

Delisting

      Following the Share Acceptance, if permitted or required by the applicable rules, the Shares will be delisted from the NASDAQ SmallCap Market.

Employee and Termination Benefits

      Pursuant to the terms of the Acquisition Agreement, Purchaser will cause the Company to provide compensation and benefits for 90 days following the Share Acceptance to the Company employees, other than those employees terminated for cause. These benefits will be at least as favorable to the Company employees as the benefits the Company provided before the Share Acceptance. Under the Acquisition Agreement, Purchaser or the Company, to the extent allowable by its providers, will waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements for any compensation or benefit plan of the Company that the Company employees may be eligible to participate in. Under the new compensation and benefit plans of the Company, the Company employees will receive credit for amounts already paid before the Share Acceptance for deductibles, coinsurance and maximum out-of-pocket payments under the Company’s compensation and benefits plans, and the plans of the Company will take into account the service accrued by the Company employees for the purposes of participating in any benefit plans or vesting credit at the Company following the Share Acceptance.

      Purchaser also agreed to cause the Company to honor and assume, in accordance with their terms, all existing employment, change-of-control, retention, non-competition, non-solicitation and severance agreements between the Company or any of its subsidiaries and employees of the Company, and all benefits or other amounts earned or accrued to the extent vested or that become vested in the ordinary course, through the Share Acceptance (which would specifically include amounts payable at the Share Acceptance under the Company’s 1998 Executive Incentive Plan, Management Incentive Plan and the CorporatePlan for Retirement, Profit Sharing/401(k) Plan).

Amendments; Extensions or Waivers

      The Acquisition Agreement may not be amended except by written agreement of both Purchaser and the Company. At any time prior to the Share Acceptance, Purchaser and the Company may (i) extend the time for performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the Acquisition Agreement or in any document delivered pursuant to the Acquisition Agreement, or (iii) except as otherwise provided in the case of the Minimum Tender Condition, waive compliance with any of the agreements or conditions set forth in the Acquisition Agreement. Any agreement on the party of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party.

Confidentiality Agreements

      Triyar and the Company are parties to a confidentiality agreement dated April 29, 2004 that provides for the furnishing of confidential information about the Company to Triyar and its representatives in connection with, and for the exclusive purpose of, Triyar’s evaluation of a possible acquisition of the Company. In addition to providing for the confidentiality of the information provided hereunder, the agreement also provides (among other things) for restrictions on access to the Company personnel and “standstill provisions” prohibiting Triyar from engaging in enumerated unsolicited acquisition activities directed at the Company for two years.

      Mr. Gantz undertook, in a written instrument dated August 20, 2004 and binding on himself and his representatives, to be bound by the April 29, 2004 confidentiality agreement between the Company and Triyar to the same extent as Triyar.

      EGI and the Company are parties to a confidentiality agreement dated July 19, 2004 that provides for the furnishing of confidential information about the Company to EGI and its representatives in connection with, and for the exclusive purpose of, EGI’s evaluation of a possible acquisition of the Company by EGI or a third party. The agreement is substantially the same as the one dated April 29, 2004 between the Company and Triyar except that the standstill period in the agreement with EGI was 90 days rather than two years.

      The foregoing summaries of the confidentiality agreements describe the material terms of such agreements and are qualified in their entirety by reference to the complete copies of such agreements, copies of which are filed as exhibits to the Schedule TO.

      12.     Purpose of the Offer; Plans for the Company After the Offer; No Appraisal Rights.

      The Offer is being made pursuant to the Acquisition Agreement. The purpose of the Offer is for Purchaser to acquire a controlling equity interest in the Company. Purchaser is offering to buy all Shares not currently owned by the Filing Group (which currently owns approximately 8% of the outstanding Shares). While it is possible that less than all other Shares will be tendered, the purpose of the Minimum Tender Condition is to assure that Purchaser will own a substantial controlling interest in the Company. Certain Stockholders who are members of the Filing Group have contractually agreed to tender 664,000 Shares pursuant to the Offer, but these Shares will not be taken into account in determining whether the Minimum Tender Condition has been satisfied. When the Offer is complete, assuming the Minimum Tender Condition has not been waived to the extent permitted by the Acquisition Agreement, Purchaser will hold at least approximately 82% of the outstanding Shares. In addition, as discussed further below in this Section, under the Acquisition Agreement the Board will consist entirely of Purchaser’s designees (a majority of whom will be named by Joseph Gantz, a former director the Company and a member of the Offeror Group) once the Offer is complete.

      The Acquisition Agreement provides for Purchaser to make the Offer but does not provide for any subsequent, or “second step,” transaction (such as a merger or stock split) in which Purchaser would acquire all the Shares it does not own upon the consummation of the Offer. If Purchaser were to engage in any such transaction on or before the first anniversary of the Share Acceptance, the Acquisition Agreement would require Purchaser to pay at least the Offer Price (or equivalent for any successor security if the Company had been recapitalized). However, Purchaser has no current intent or plan to conduct any such transaction. Any such transaction could be subject to the requirements described in Section 15, “Certain Legal Matters and Regulatory Approvals — Going Private Transactions.”

      The Acquisition Agreement provides for a single-step transaction, in the form of the Offer, in order to enable Purchaser to acquire at least a substantial controlling interest, and potentially the entire equity interest, in the Company without any subsequent transaction in light of certain provisions of the Indenture relating to mergers and other transactions involving the Company that both Purchaser and the Company believe are not applicable to the Offer.

      Plans for the Company After the Offer. Following the Offer, Purchaser intends the Company to operate as a controlled subsidiary of Purchaser. In that regard, as indicated below, the Board will be reconstituted to consist entirely of designees of Purchaser (a majority of whom will have been named by Mr. Gantz), and Purchaser intends to make certain changes to senior management. Purchaser also intends to continue its ongoing review of the Company and its operations, corporate structure, capitalization, properties, policies and geographic locations to determine what changes would be desirable to maximize the value of its investment in the Company. Purchaser reserves the right to make any changes it deems necessary, appropriate or desirable in light of this review and future developments. Purchaser will continue to discuss with the Company’s current senior management, prior to the consummation of the Offer, matters relating to the transition of the Company and new majority ownership and senior management.

      Indenture and Credit Agreement. Following the consummation of the Offer, the Company will continue to be bound by the terms of the Indenture so long as the Notes are outstanding thereunder (they have a stated maturity date of May 14, 2008). The Company will also be bound by the Credit Agreement, which Purchaser has arranged with the lender to be amended in connection with the consummation of the Offer. Both the Indenture and the amended Credit Agreement will continue to contain significant restrictions on (among other things) asset dispositions, mergers, dividends, stock redemptions, distributions to stockholders, affiliate transactions, incurrence of debt and liens, and investments.

      Changes to Composition and Election of Board of Directors. Following the Share Acceptance, the Board will be reconstituted to consist entirely of designees of Purchaser (a majority of whom will have been named by Mr. Gantz, as the holder of Purchaser’s irrevocable proxy). Upon the Share Acceptance, each of the four current members of the Board will resign, the number of members of the Board will be expanded to nine and the Board will comprise the nine designees identified by Purchaser. Pursuant to Section 1.03 of the Acquisition Agreement, Purchaser has delivered to the Company its list of individuals to fill each of the nine seats on the Board following the Share Acceptance. Six of the nine new directors are designees named by Mr. Gantz, pursuant to his right to name those directors granted under the Voting Agreement and Proxy, and the remaining three are named by Purchaser. The names of these designees and certain information about them are contained in the Schedule 14D-9 being distributed to Stockholders together with this Offer to Purchase.

      Following the consummation of the Offer, Mr. Gantz, as the holder of Purchaser’s irrevocable proxy to vote for the election of directors granted under the Voting Agreement and Proxy, will have the right and ability to elect a majority of the members of the Board, and Purchaser will have the right and ability to elect the remaining members of the Board. In the case of any vacancy on the Board to be filled by Stockholder action with respect to a director designated by Mr. Gantz, Mr. Gantz will have the right to designate and direct the vote for such director’s successor. In the event of any vacancy on the Board to be filled by Stockholder action with respect to a director designated by Purchaser, Purchaser has the right to designate and direct the vote for such director’s successor. The Voting Agreement and Proxy will terminate upon the parties mutual agreement or upon the payment in full of the notes issued under the Indenture, termination of the Indenture or Mr. Gantz’s death. Following the consummation of the Offer, Purchaser will own sufficient Shares to assure that the individuals Purchaser designates (including those named by Mr. Gantz) are elected as the only directors at every election of directors.

      In connection with the execution of the Acquisition Agreement, the members of Purchaser also entered into the Board Composition Agreement, which provides that following the Share Acceptance, Purchaser will take steps necessary to stagger the terms of membership of the Board into three classes, such that the term of office of the first class of three directors expires at the first annual meeting after the Share Acceptance; the term of office of the second class of three directors expires at the second annual meeting after the Share Acceptance; the term of office of the third class of three directors expires at the third annual meeting after the Share Acceptance; and the subsequent terms of each class expire at the third anniversary of each such date. The parties to the Board Agreement also agreed to take such action to ensure that the certificate of incorporation and bylaws of the Company permit the removal of a director by the Stockholders only for cause.

      The foregoing summaries of the Voting Agreement and Proxy and the Board Composition Agreement describe the material terms of such agreements and are qualified in their entirety by reference to the complete copies of such agreements, copies of which are filed as exhibits to the Schedule TO.

      Changes in Senior Management. Promptly following the Share Acceptance, Purchaser intends to make certain changes to the senior management of the Company. Purchaser currently expects that the new Board will name Douglas Ramsdale as the Company’s new chief executive officer and Richard Hassert as the Company’s new chief operating officer. Both have extensive experience as executives in the office products and consumer products industries. The new Board may fill other management positions at the same time and/or from time to time as it continues its review of the Company and determines its needs, whether with existing management and/or new hires. However, representatives of Purchaser and Mr. Tennant have discussed the fact that Mr. Tennant will not play a continuing role in the Company after the Share Acceptance.

      Appraisal Rights. No appraisal rights are available in connection with the Offer.

      Deregistration and Delisting of the Shares. Reference is made to the information concerning Purchaser’s intentions in Section 7, “Effect of the Offer on Market for Shares; Stock Market Quotation; Exchange Act Registration.”

      13.     Dividends and Distributions. The Company has never declared or paid cash dividends on the Shares. The Acquisition Agreement provides that the Company will not, between the date of the Acquisition Agreement and the Share Acceptance (or earlier termination of the Acquisition Agreement), declare, set aside or pay any dividends on or make any other distributions in respect of any capital stock or split, combine or reclassify any capital stock or issue or otherwise make any payments to Stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of the Company’s subsidiaries. Following the Share Acceptance, the Company will continue to be bound by the terms of the Indenture and the Credit Agreement, each of which will continue to contain significant restrictions on the payment of dividends, among other corporate actions.

      14.     Conditions of the Offer. Notwithstanding any other provision of the Offer (subject to the provisions of the Acquisition Agreement), Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination of withdrawal of the Offer), pay for, any Shares tendered pursuant to the Offer unless (i) there have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that satisfy the Minimum Tender Condition and (ii) the waiting period (and any extension thereof) under any Competition Law (as defined in the Acquisition Agreement) applicable to the purchase of Shares pursuant to the Offer has expired or been terminated.

      Furthermore, notwithstanding any other term of the Offer or the Acquisition Agreement, Purchaser will not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for if, at any time on or after October 28, 2004 (the date of the Acquisition Agreement) and before the acceptance of such Shares for payment or the payment therefore, any of the following conditions exist:

(a) any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or statute, law, ordinance, rule or regulation preventing the consummation of the Offer, or preventing Purchaser from owning the shares of the Company or from operating any material part of the business of the Company and its subsidiaries, taken as a whole, is in effect; provided, however, that prior to asserting this condition, the applicable party must have used its reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered;

(b) there is any pending or threatened suit, action or proceeding asserted by any Governmental Entity challenging or seeking to restrain or prohibit the consummation any of the Offer;

(c) the representations and warranties of the Company set forth in the Acquisition Agreement are not true and correct in all material respects (except to the extent such representations and warranties contain “Material Adverse Effect” or other materiality qualifications, to which extent such representations and warranties are not true and correct in all respects), as of the date of the Acquisition Agreement and as of the Share Acceptance, except to the extent that such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date); provided, however, that the foregoing shall not apply to the representation and warranty concerning litigation matters to the extent that such representation and warranty has become untrue or incorrect by reason of a claim referred to in the proviso to paragraph (f) below;

(d) the Company has not performed in all material respects any obligation and complied in all material respects with any agreement or covenant of the Company to be performed or complied with by it under the Acquisition Agreement prior to or at the time of the Share Acceptance;

(e) the Company has not furnished a certificate, signed by an authorized officer, certifying compliance with the conditions set forth in subsections (c) and (d) above if such certificate was requested in writing by Purchaser prior to the Share Acceptance;

(f) there is any pending suit, action or proceeding that advances non-frivolous claims against Purchaser, the Company or any of its subsidiaries that seeks any equitable relief which, if successful, would prevent (i) the consummation of the Offer, (ii) Purchaser from owning Shares or (iii) Purchaser from operating any material part of the business of the Company and its subsidiaries, taken as a whole; provided, however, that the foregoing will not apply to any claim to the extent such claim (x) is made by, and in the capacity of, and relating to the alleged rights of, a holder of the securities issued under the Indenture, and (y) is based upon the execution, delivery or performance of the Acquisition Agreement and/or the consummation or proposed consummation of the Offer of the Transactions;

(g) since the date of the Acquisition Agreement, there has occurred and is continuing a Company Material Adverse Effect;

(h) any consent or approval required to be obtained, made or given in connection with the Offer, and as listed in the Acquisition Agreement, has not been obtained, made or given in a form reasonably satisfactory to Purchaser or is not in full force and effect;

(i) Purchaser has not received written resignations from all of the incumbent members of the Board or those individuals whom Purchaser has designated to be the members of the Board as and from the Share Acceptance (the “Board Designees”) have not been duly appointed to the Board, subject only to the occurrence of the Share Acceptance;

(j) the Board has not approved resolutions terminating the Company’s employee stock purchase plan, approving the Board Designees as the new directors of the Company and approving a proposed amendment to the Credit Agreement implementing the commitment letter that Purchaser has furnished to the Company in connection with the Offer; or

(k) the Company has not reimbursed Purchaser for its expenses, in an amount up to $1,500,000.

      Purchaser may not rely on the failure of any condition described above to be satisfied if such failure was caused primarily by the failure of Purchaser or any other member of the group comprised of Purchaser, any direct or indirect equity holder of Purchaser, EGI Fund 02-04, any direct or indirect subsidiary of Purchaser, EGI, Mr. Gantz, Walnut, Triyar, and TSIC to use commercially reasonable efforts to consummate the Offer.

      The foregoing conditions are for the sole benefit of Purchaser and may be asserted or waived by Purchaser, in whole or in part, at any time and from time to time in the discretion of Purchaser. The failure of Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights, and each such right shall be deemed an ongoing right which may be amended at any time or from time to time. Notwithstanding the foregoing, however, Purchaser has agreed not to waive the Minimum Tender Condition without the prior written consent of the Company, authorized by the Special Committee, where the effect of such waiver would be to entitle Purchaser to accept for payment pursuant to the Offer a number of Shares that would result in Purchaser beneficially owning (including Shares held by any member of the Filing Group) less than 70% of the outstanding Shares (determined on a fully diluted basis, giving effect to the exercise or conversion of any then-outstanding options, warrants or other rights to acquire, or securities convertible into or exercisable for, Shares).

      15.     Certain Legal Matters and Regulatory Approvals.

      General. Except as described in this Section 15, based solely on information provided by the Company, neither the Company nor Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer or otherwise. Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought, except as described below under “— State Antitakeover Statutes.” While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, the necessity for such approval or other action, if needed, could result in the non-satisfaction of a condition to Purchaser’s obligation to purchase Shares pursuant to the Offer. See Section 14, “Conditions of the Offer.”

      Legal Proceedings. On June 3, 2004, a complaint was filed in the Court of Chancery for the State of Delaware against the Company, its Board and JRT. The complaint purports to be filed by a stockholder of the Company and alleges that, in entering into the JRT Merger Agreement, the Board breached their fiduciary duties of loyalty, due care and good faith. The complaint, which includes a request for a declaration that the action be maintained as a class action, seeks, among other relief, injunctive relief enjoining the merger described in the JRT Merger Agreement from being consummated. The Company’s public filings state that the Company and its Board believe the complaint is without merit and intend to vigorously contest this lawsuit.

      On June 4, 2004, a complaint was filed in the Chancery Division of the Circuit Court of Cook County, Illinois against the Company and its directors. The complaint purports to be filed by a stockholder of the Company and alleges that in entering into the JRT Merger Agreement, the Board breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. The complaint, which includes a request for a declaration that the action be maintained as a class action, seeks, among other relief, injunctive relief enjoining the merger described in the JRT Merger Agreement from being consummated. The Company’s public filings state that the Company and its Board believe the complaint is without merit and intend to vigorously contest this lawsuit.

      Motions to dismiss were filed in each of these cases prior to the Company’s public announcement on October 29, 2004 that it had terminated the JRT Merger Agreement, and the motions are currently pending. There have been no material developments in connection with these cases since the termination of the JRT Merger Agreement.

      State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a “Business Combination” (defined to include a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The restrictions of Section 203 of the DGCL are not applicable to any of the Transactions, because the Acquisition Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof; moreover, because the Board approved the Transactions, which will make Purchaser an Interested Stockholder, the restrictions of Section 203 will not apply to transactions between the Company and Purchaser that take place after the Share Acceptance.

      A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that Oklahoma’s takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

      Purchaser does not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and Purchaser has not attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer if the circumstances resulted in a condition of Purchaser’s obligation to purchase Shares pursuant to the Offer not being satisfied. See Section 14, “Conditions of the Offer.”

      Stockholder Rights Plan. The Company has a stockholder rights plan under which acquisitions of 15% or more of the Shares without prior approval of the Board entitle all other Stockholders to purchase from the Company additional Shares at a discounted price. The Board has exempted the Acquisition Agreement and the Offer from this plan and amended the plan to provide that the rights will expire on the Share Acceptance.

      Required Contract Consents. Purchaser’s obligation to consummate the Offer is conditioned in part on the Company obtaining consents from parties to three of the Company’s material agreements. Purchaser can waive this condition in its sole discretion.

      Antitrust. Purchaser will not hold voting securities valued in excess of $50 million as a result of the Offer. Therefore, neither Purchaser nor the Company is required to file a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and applicable regulations. Nevertheless, the Federal Trade Commission (the “FTC”) and the Antitrust Division may scrutinize the legality of transactions such as Purchaser’s proposed acquisition of the Shares pursuant to the Offer under the antitrust laws. At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Purchaser or the Company. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof. See Section 14, “Conditions of the Offer.”

      Going Private Transactions. The Acquisition Agreement does not provide for any transaction (such as a merger or stock split) in which Purchaser would acquire any Shares it does not own upon the consummation of the Offer. If Purchaser were to engage in any such transaction on or before the first anniversary of the Share Acceptance, the Acquisition Agreement requires Purchaser to pay at least $2.25 per Share (or equivalent for any successor security if the Company had been recapitalized). However, Purchaser has no current intent or plan to conduct any such transaction.

      Any such transaction in which Purchaser sought to engage at any time when the Shares were still registered with the SEC (see Section 7, “Effect of the Offer on Market for the Shares; Stock Market Quotation; Exchange Act Registration”) might be subject to Rule 13e-3 under the Exchange Act as a “going private” transaction. In that event, Purchaser would be required, before consummation of such transaction, to provide to the other Stockholders of the Company certain information relating to the fairness of the transaction to them and other matters.

      In addition, whether or not the Company was subject to Rule 13e-3 at the time of such transaction, the transaction might be subject to the “entire fairness” doctrine under Delaware law, which requires that such a transaction be fair to the unaffiliated stockholders from both a procedural and substantive standpoint. If such a transaction took the form of a merger, stockholders would also be entitled to seek a statutory appraisal of the fair value of their shares (without giving effect to the merger) under many circumstances. If Purchaser owned more than 90% of the outstanding Shares, it would be entitled to effect a “short-form” merger without the approval of the Company’s other Stockholders or the directors. In such a circumstance, the Delaware Supreme Court has held that statutory appraisal rights would be a Stockholder’s sole remedy.

      16.     Fees and Expenses.

      Information Agent. Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee Stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

      Depositary. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

      17.     Miscellaneous. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

      No person has been authorized to give any information or make any representation on behalf of Purchaser or the Company not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

      Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser has filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8, “Certain Information Concerning the Company,” with respect to the Company (except that they will not be available at the regional offices of the SEC).

Storage Acquisition Company, L.L.C.

November 12, 2004

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PURCHASER AND RELATED ENTITIES

      A.     Executive Officers of Purchaser

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606 and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Samuel Zell	President	Mr. Zell has served as the Chairman of Equity Group Investments, L.L.C., a private investment company, for more than five years. Mr. Zell was the Chief Executive Officer of Equity Office Properties Trust, an equity real estate investment trust primarily focused on office holdings, from April 2002 to April 2003, and from April 2002 to November 2002, Mr. Zell was President of Equity Office Properties Trust. For more than five years, Mr. Zell has been Chairman of the Board of Trustees of Equity Office Properties Trust and Equity Residential, an equity real estate investment trust primarily focused on multi-family residential properties. For more than five years, Mr. Zell has also been the Chairman of the Board of Directors of Manufactured Home Communities, Inc., an equity real estate investment trust primarily focused on manufactured home communities; Capital Trust, Inc., a specialized finance company; and Anixter International, Inc., a global distributor of structured cabling systems, electrical wire and cable for private and public networks. Additionally, Mr. Zell has been the Chairman of the Board of Directors of Rewards Network, Inc., an administrator of consumer loyalty rewards programs, since September 2002. Mr. Zell was the Chairman of the Board of Danielson Holding Corporation, a holding company for insurance, marine transportation and waste-to-energy businesses, from July 2002 until October 2004, and its Chief Executive Officer and President from July 2002 until April 2004. Mr. Zell was Chairman of the Board of Directors of American Classic Voyages Co., a provider of overnight passenger cruises, from 1993 until 2001 and Chairman of the Board of Directors of Angelo & Maxie’s, Inc. (formerly known as Chart House Enterprises, Inc.), an owner and operator of restaurants, from May 1998 until March 2004. Mr. Zell has also serves as the President of EGI-Fund (02-04) Investors, L.L.C., the President of EGI-Managing Member (02-04), L.L.C., the President of SZ Investments, L.L.C., and the President and a Director of Zell General Partnership, Inc.
William C. Pate	Vice President	Mr. Pate served as a Managing Director of Equity Group Investments, L.L.C. since 1999. Mr. Pate has been the Chairman of the Board of Danielson Holding Company, a holding company for insurance, marine transportation and waste-to-energy businesses currently located at 40 Lane Road, Fairfield, New Jersey 07004, since October 2004, and has been

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

a member of Danielson Holding Company’s Board of Directors since 1999. Mr. Pate was also a director of Davel Communications, Inc., a telecommunications company currently located at 200 Public Square, Suite 700, Cleveland, Ohio 44114, from November 2000 until July 2002. Mr. Pate was a director of the CNA Surety Corporation, a surety company located at CNA Center, Chicago, Illinois 60685, from August 1998 through August 2000. Mr. Pate also serves as the Vice President of EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C., and Zell General Partnership, Inc.
Donald J. Liebentritt	Vice President	Mr. Liebentritt has served as the President of Equity Group Investments, L.L.C., since May 2000, prior to which Mr. Liebentritt was Executive Vice President and General Counsel of Equity Group Investments, L.L.C. Mr. Liebentritt has been the President of First Capital Financial, L.L.C., a private investment manager, since December 2002, and the President of Chai Trust Company, L.L.C. since April 2001. Mr. Liebentritt is a director of WRS Infrastructure & Environment, Inc., an environmental remediation company. Mr. Liebentritt was a director of Davel Communications, Inc., a telecommunications company currently located at 200 Public Square, Suite 700, Cleveland, Ohio 44114, from November 2000 until July 2002. Mr. Liebentritt also serves as the Vice President of EGI-Fund (02-04) Investors, L.L.C., the Vice President of EGI-Managing Member (02-04), L.L.C., the Vice President of SZ Investments, L.L.C., the Vice President of Zell General Partnership, Inc., and as the President and a Managing Director of Chai Trust Company, L.L.C.
Ellen Havdala	Vice President	Ms. Havdala has been a Managing Director of Equity Group Investments, L.L.C., since June 2001. Ms. Havdala was the Executive Vice President of Equity International Properties, Ltd., a private investment company at the same address, from 1998 through June 2001. Ms. Havdala is a director of WRS Infrastructure & Environment, Inc., an environmental remediation company. Ms. Havdala also is a director nominee of National Patent Development Corporation, which is an optical plastics company that has filed with the SEC to become a public company through a spin-off from GP Strategies Corporation.
Philip G. Tinkler	Treasurer	Mr. Tinkler has been the Chief Financial Officer and Treasurer of Equity Group Investments, L.L.C., since 2002, and prior to that he was the Vice President – Accounting and Treasurer of Equity Group Investments, L.L.C. Mr. Tinkler was the Chief Financial Officer of Danielson Holding Corporation, a holding company for insurance, marine transportation and waste-to-energy businesses currently located at 40 Lane Road, Fairfield, New Jersey 07004, from January 2003 until October 2004. Mr. Tinkler also serves as the Treasurer of EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C., and Zell General Partnership, Inc.

      B.     Executive Officers of EGI-Fund (02-04) Investors, L.L.C.

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of EGI-Fund (02-04) Investors, L.L.C. Unless otherwise indicated, the current business address of each person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Samuel Zell	President	see section A to this Schedule I
William C. Pate	Vice President	see section A to this Schedule I
Donald J. Liebentritt	Vice President	see section A to this Schedule I
Philip G. Tinkler	Treasurer	see section A to this Schedule I

      C.     Executive Officers of EGI-Managing Member (02-04), L.L.C.

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of EGI-Managing Member (02-04), L.L.C. Unless otherwise indicated, the current business address of each person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Samuel Zell	President	see section A to this Schedule I
William C. Pate	Vice President	see section A to this Schedule I
Donald J. Liebentritt	Vice President	see section A to this Schedule I
Philip G. Tinkler	Treasurer	see section A to this Schedule I

      D.     Executive Officers of SZ Investments, L.L.C.

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of SZ Investments, L.L.C. Unless otherwise indicated, the current business address of each person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Samuel Zell	President	see section A to this Schedule I
William C. Pate	Vice President	see section A to this Schedule I
Donald J. Liebentritt	Vice President	see section A to this Schedule I
Philip G. Tinkler	Treasurer	see section A to this Schedule I

      E.     Executive Officers and Sole Director of Zell General Partnership, Inc.

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Zell General Partnership, Inc. Unless otherwise indicated, the current business address of each person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Samuel Zell	President, Director	see section A to this Schedule I
William C. Pate	Vice President	see section A to this Schedule I
Donald J. Liebentritt	Vice President	see section A to this Schedule I
Philip G. Tinkler	Treasurer	see section A to this Schedule I

      F.     Executive Officers and Managers of Chai Trust Company, L.L.C.

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each manager and executive officer of Chai Trust Company, L.L.C. Unless otherwise indicated, the current business address of each person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Bertram R. Cohen	Managing Director	Mr. Cohen has served as consultant to Hai-II, L.L.C., a private investment company, since May 2003, prior to which, Mr. Cohen was retired. Mr. Cohen’s address is 5000-4A Estate Enighed, #65, St. John, VI 00830.
Robert M. Levin	Managing Director, Senior Trust Officer	Mr. Levin has served as the Director and Senior Trust Officer of Chai Trust Company, L.L.C., since 1998. Mr. Levin has been a partner in the law firm of Levin & Schreder Ltd. since 1988. Mr. Levin’s business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
Donald J. Liebentritt	Managing Director, President	see section A to this Schedule I
Leah Zell Wanger	Managing Director	Ms. Zell Wanger has been an advisor and consultant to Columbia Wanger Asset Management, a private investment company, for more than five years. Her business address is 227 West Monroe Street, Chicago, Illinois 60603. From 2000 until 2003, she was the Head of International Equities and Lead Portfolio Manager for Acorn International – Liberty Wanger, located in Chicago, Illinois. Prior to that, she was a Principal with Wanger Asset Management from 1992 until 2000, located in Chicago, Illinois.
JoAnn Zell Gillis	Managing Director	Mrs. Zell Gillis has been a physician for five years. Mrs. Zell Gillis’ business address is VA Medical Center, 4150 Clement Street, San Francisco, California 94121.
Kellie Zell Harper	Managing Director	Mrs. Zell Harper has been a homemaker for more than five years.
Matthew Zell	Managing Director	Mr. Zell has been a Managing Director of Equity Group Investments, L.L.C., since 2002. From 1990 to 2001, he was the President of Prometheus Technologies, Inc. and its predecessor, an information technology company located at the same address.
James Bunegar	Vice President, Treasurer, Assistant Trust Officer	Mr. Bunegar has been the Vice President, Treasurer and Assistant Trust Officer for Chai Trust Company, L.L.C. since April 2001. Mr. Bunegar has been the Vice President – Taxes of Equity Group Investments, L.L.C., since 2000. Prior to that, Mr. Bunegar was employed by Equity Group Investments, L.L.C., in various other capacities.

      G.     Members of Walnut Investments Holding Company LLC

      The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of Walnut Investments Holding Company LLC. Unless otherwise indicated, the current business address of each person is 100 Park Avenue, Suite 2100, New York, NY 10017, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Joseph Gantz	Member	Mr. Gantz has been a Member of Walnut Investments Holding Company LLC, (“WIHC”) for more than five years. WIHC is the General Partner of Walnut Investment Partners, L.P. (“WIP”). WIP is engaged in the business of making private equity investments in a variety of companies. Mr. Gantz has also served as Managing Director of Gift Holdings Management, LLC, and Chairman of the Board of Directors of Blue Ridge International Products Company, each for more than 5 years.
James M. Gould	Member	Mr. Gould has been a Member of WIHC for more than five years. Mr. Gould is a member of the Board of Directors of Build-a-Bear Workshop, Inc. Mr. Gould also serves on the boards of directors of a number of privately held companies in which WIP has invested.
Frederic H. Mayerson	Member	Mr. Mayerson has been a Member of WIHC for more than five years. Mr. Mayerson serves of the boards of directors of a number of privately held companies in which WIP has invested.

      H.     Managing Member and Managing Director of Triyar Capital, LLC

      The following table sets forth name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the Managing Member and the Managing Director of Triyar Capital, LLC. The current business address of each person is 10850 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024, and each such person is a citizen of the United States.

Present Principal Occupation or Employment and Address;
Name	Office	Material Positions Held During the Past Five Years

Stephen Yari	Managing Member	For the past five years, Mr. Yari has been Managing Member of Triyar Capital, LLC and holds comparable positions with Triyar Capital, LLC’s affiliated entities. Triyar Capital, LLC and its affiliates are involved in real estate transactions including residential, office, development and hospitality, and private equity transactions in a diverse range of industries, including manufacturing, aerospace, restaurants, employee staffing, food manufacturing and hotels.
Mark Weber	Managing Director	Mr. Weber has been a Partner in The 180Group, LLC, a sponsor of equity transactions in the value and distressed segments, since 1998. Mr. Weber has been a Managing Director of Triyar Capital, LLC, a real estate investment and private equity company, since 2003.

The Depositary for the Offer is:
MELLON INVESTOR SERVICES LLC
By Facsimile Transmission
(for Eligible Institutions only):
(201) 296-4293
Confirm by Telephone:
(201) 296-4860

By Mail Reorganization Department P.O. Box 3301 South Hackensack, New Jersey 07606	By Overnight Courier Reorganization Department 85 Challenger Road Mail Stop — Reorg Ridgefield Park, New Jersey 07660	By Hand Reorganization Department 120 Broadway, 13th Floor New York, New York 10271

      Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016
(212) 929-5500 (Call Collect)

Email: proxy@mackenziepartners.com

or
Call Toll-Free (800) 322-2885